UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of November 2020

Commission File No. 000-54189

MITSUBISHI UFJ FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

7-1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-8330, Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or

will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM F-3 (NO. 333-242048) OF MITSUBISHI UFJ FINANCIAL GROUP, INC. AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED TO THE U.S. SECURITIES AND EXCHANGE COMMISSION TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED WITH OR FURNISHED TO THE U.S. SECURITIES AND EXCHANGE COMMISSION.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 30, 2020

Mitsubishi UFJ Financial Group, Inc.

By:	/s/ Zenta Morokawa
Name:	Zenta Morokawa
Title:	Managing Director,
Deputy Head of Corporate Administration Division

English Translation of Excerpts from Quarterly Securities Report Filed in Japan

This document is an English translation of selected information included in the Quarterly Securities Report for the quarter ended September 30, 2020 filed by Mitsubishi UFJ Financial Group, Inc. (“MUFG” or “we”) with the Kanto Local Financial Bureau, the Ministry of Finance of Japan, on November 30, 2020 (the “Quarterly Securities Report”). An English translation of certain information included in the Quarterly Securities Report was previously submitted in a report on Form 6-K dated November 13, 2020. Accordingly, this document should be read together with the previously submitted report.

The Quarterly Securities Report has been prepared and filed in Japan in accordance with applicable Japanese disclosure requirements as well as generally accepted accounting principles in Japan (“J-GAAP”). There are significant differences between J-GAAP and generally accepted accounting principles in the United States. In addition, the Quarterly Securities Report is intended to update prior disclosures filed by MUFG in Japan and discusses selected recent developments in the context of those prior disclosures. Accordingly, the Quarterly Securities Report may not contain all of the information that is important to you. For a more complete discussion of the background to information provided in the Quarterly Securities Report disclosure, please see our annual report on Form 20-F for the fiscal year ended March 31, 2020 and other reports filed with or submitted to the U.S. Securities and Exchange Commission by MUFG.

Risks Relating to Our Business

We describe below some major developments and changes to update our risk factor disclosure previously included in our annual securities report for the fiscal year ended March 31, 2020 filed in Japan on June 29, 2020. The updates below are not a complete update of the prior disclosure, but instead intended to explain only the significant developments and changes that we believe may have a material impact on the risks to our business and other risks. The discussion below contains forward-looking statements, which, unless specifically described otherwise, reflect our understanding as of the date of filing of the Quarterly Securities Report.

The numbering of the subheading of the risk disclosure below corresponds to the numbering of the subheading of the same risk disclosure in our most recent annual securities report filed in Japan.

We determine the significance of various risk scenarios based on their impact and probability and identify potential risk events that are deemed to require close monitoring and attention for the next one-year period as top risks. The main top risks identified by our Risk Committee in October 2020 are as follows. By identifying these top risks, we seek to implement necessary risk management measures designed to minimize such risks to the extent possible and manage them in such a manner that they can be agilely dealt with in the event that they materialize. In addition, through management’s participation in discussions on such top risks, we strive to take effective measures based on a shared assessment of risks.

Main Top Risks

Risk events	Risk scenarios
A decline in profitability (including a decline in net interest income)

•  Our overall profitability may be adversely affected by, among other things, a decline in our net interest income due to further reductions in interest rates as a result of changes in the monetary policies of central banks in various jurisdictions in light of the COVID-19 pandemic and deterioration in global economic conditions.

An increase in risk asset	• New or additional financing we provide to support our customers’ funding needs may result in an increase in our risk assets and a decrease in our regulatory capital ratios.
Foreign currency liquidity risk	• Deterioration in market conditions may result in a depletion of foreign currency funding liquidity and an increase in our foreign currency funding costs.
An increase in credit costs

•  Sudden deterioration in global economic activities may result in an increase in our credit costs.

•  Deterioration in the credit quality of particular industries or counterparties, to which we have relatively larger exposures, may result in an increase in our credit costs.

IT risk

•  Cyber-attacks may result in customer information leakage, suspension of our services, and reputational damage.

•  System problems may result in our payment of financial compensation and damage to our reputation.

Risks relating to money laundering, economic sanctions, bribery and corruption

•  If we are deemed not complaint with applicable regulations relating to money laundering, economic sanctions, bribery and corruption, we may become subject to issuance of business suspension orders, fines and reputational damage.

Market conduct risk

•  If our operations are deemed to be insufficient in addressing regulatory or public concerns, to constitute unfair or inappropriate business practices, or to fail to meet market or industry rules or standards, customer protection requirements or corporate behavior expectations, we may become subject to administrative business suspension orders and fines as well as reputational damage.

Risks relating to external circumstances or events (such as health pandemics, earthquakes, floods, terrorism and other political and social conflicts)

•  Health pandemics, natural disasters, conflicts and terrorist attacks may result in disruption to all or part of our operations or an increase in costs and expenses in addressing such circumstances or events.

Risks relating to climate changes

•  If our efforts to address climate change-related risks or to make appropriate disclosure are deemed insufficient, our corporate value may be impaired.

•  Our credit portfolio may be adversely affected by the negative impact of climate change on our borrowers and transaction counterparties.

*

These risk events are among the risk events that were reported to MUFG’s Board of Directors following the Risk Committee’s discussion in October 2020. These risk events include risk events of general applicability.

1.	Risks relating to deterioration in economic conditions in Japan and globally

(The below risk factor disclosure, which was previously reported in our most recent annual securities report filed in Japan on June 29, 2020, is repeated in this report to add a clarification to the English translation.)

Economic conditions in Japan and around the world may deteriorate significantly due to various factors such as the COVID-19 pandemic and measures being implemented in response to the pandemic, including restrictions on travel, store operations and other economic activities, in Japan and other countries and regions as well as crude oil prices declining or remaining at low levels. Uncertainty over the Japanese and global economies still remain not only because of the unpredictability of the timing of containment of COVID-19 but also because of such other factors as concerns over political developments in the United States, the possible negative impact on international trade resulting from shifts in the trade policies of various countries and regions, concerns relating to the United Kingdom’s withdrawal from the European Union, and the slowing economic growth in China and the economic stagnation in emerging countries and commodity-exporting countries, as well as the political turmoil in various regions around the world. In addition, external events, such as earthquakes, typhoons, floods and other natural disasters, terrorism and other political and social conflicts, abduction, and health pandemics or epidemics, may cause deterioration in economic conditions and market instability in affected areas.

Worsening economic conditions in Japan and around the world may result in, among other things, impairment or valuation losses on securities and other assets that we hold due to declines in the market value of such assets, an increase in our non-performing loans and credit costs due to deterioration in borrowers’ business performance, a decrease in our profits due to deterioration in the creditworthiness of counterparties in market transactions, a reduction in foreign currency funding liquidity, an increase in our foreign currency funding costs, and an increase in the level of risk in, and the balance of, the risk assets that we hold. Our profitability may be adversely affected by various other factors, including a decline in our net interest income caused by such factors as changes in the monetary policies of central banks in various jurisdictions. In addition, an economic downturn may result in a decline in new investments and business transactions by customers due to stagnation in economic activity, weak consumer spending, diminished investor appetite for making investments in uncertain financial markets, and a decrease in our assets under custody or management.

In the event of a financial market turmoil or depression resulting from significant volatility in bond and stock markets or foreign currency exchange rates, or a global financial crisis, the market value of financial instruments that we hold may significantly decline, properly quoted market prices of such instruments may become unavailable for valuation purposes, or financial markets may become dysfunctional. As a result, we may incur impairment or valuation losses on financial instruments in our portfolio.

Any of the foregoing factors may materially and adversely affect our business, operating results and financial condition.

15.	Risks relating to difficulty in our funding operations following a downgrade of our credit ratings

A downgrade of our credit ratings by one or more of the credit rating agencies may adversely affect our financial market operations and other aspects of our business. Any downgrade could increase the cost, or decrease the availability, of our funding, particularly in U.S. dollars and other foreign currencies, adversely affect our liquidity position or net interest margin, trigger additional collateral or funding obligations, and result in losses of depositors, investors and counterparties willing or permitted to transact with us, thereby reducing our ability to generate income and weakening our financial position. For example, assuming all of the relevant credit rating agencies downgraded the credit ratings of MUFG, MUFG Bank, Mitsubishi UFJ Trust and Banking and Mitsubishi UFJ Securities Holdings as of March 31, 2020 by one-notch on the same date, we estimate that MUFG and its three main subsidiaries would have been required to provide of approximately ¥58.8 billion of additional collateral under their derivative contracts. Assuming a two-notch downgrade by all of the same credit rating agencies occurring on the same date, we estimate that the additional collateral requirements for the same MUFG group companies under their derivative contracts would have been approximately ¥87.0 billion. In April 2020, Fitch downgraded the long-term credit ratings of MUFG, MUFG Bank, Mitsubishi UFJ Trust and Banking by one-notch from A (negative) to A- (stable). In addition, in April 2020, Standard and Poor’s changed the credit rating outlook for MUFG, MUFG Bank and Mitsubishi UFJ Trust and Banking from “Positive” to “Stable.” Fitch changed the credit rating outlook for MUFG, MUFG Bank, Mitsubishi UFJ Trust and Banking and Mitsubishi UFJ Morgan Stanley Securities from “stable” to “negative” in August 2020, although Fitch changed the outlook for the same companies from “negative” back to “stable” in September 2020.

Rating agencies regularly evaluate us and our major subsidiaries as well as our and their respective debt securities. Their ratings are based on a number of factors, including their assessment of the relative financial strength of MUFG or of the relevant subsidiary, as well as conditions generally affecting the financial services industry in Japan or on a global basis, some of which are not entirely within our control. In addition, changes in their evaluation or rating methodologies are beyond our control. We strive to ensure appropriate funding liquidity by, for example, setting and monitoring certain indicators for funding liquidity risk management purposes. However, as a result of changes in rating agencies’ evaluations based on the above factors or the rating methodologies, our ratings or the ratings of our subsidiaries may be downgraded. Such downgrade may adversely affect the profitability of our markets operations and other operations as well as our financial condition and results of operations.

18.	Risks relating to cyber-attacks

Our information, communications and transaction management systems (including our own proprietary systems as well as those third-party systems which are provided for our use or to which our systems are connected) constitute a core infrastructure for our accounting and other business operations and are of critical importance particularly in the current business environment with increasing dependence on remote or online networks and our strategy to promote digitization. We are working to prevent system failures through appropriate design and testing and other means and to establish security-conscious systems. However, we may not be able to completely prevent system failures, cyber-attacks, unauthorized access, computer virus infection, human errors, equipment malfunctions, defects in services provided by third parties such as communications service providers, and failure to appropriately deal with technological advances and new systems and tools. In addition, we may be unable to enhance our financial transaction management systems as required for all of our business operations or under increasingly stricter regulations applicable to financial institutions. Furthermore, our system development or improvement projects, many of which are critical to our ability to operate in accordance with market and regulatory standards, may not be completed as planned due to the complexity and other difficulty relating to such projects. Such failures and inability may lead to errors and delays in transactions, information leakage and other adverse consequences, and, if serious, could lead to the suspension of our business operations and financial losses such as those incurred in connection with compensation for damages caused by such suspension, diminish confidence in us, harm our reputation, subject us to administrative sanctions, or result in our incurring additional costs to deal with the consequences of these events.

Additional Japanese GAAP Financial Information for the Six Months Ended September 30, 2020

Consolidated Statements of Cash Flows

	(in millions of yen)
	For the six months ended September 30, 2019	For the six months ended September 30, 2020
Cash flows from operating activities:
Profits before income taxes	781,906	572,619
Depreciation and amortization	159,485	166,795
Impairment losses	16,609	17,489
Amortization of goodwill	11,596	8,209
Equity in losses (gains) of equity method investees	(149,612)	(153,190)
Increase (decrease) in allowance for credit losses	(52,322)	109,228
Increase (decrease) in reserve for bonuses	(14,000)	(22,234)
Increase (decrease) in reserve for bonuses to directors	(685)	(509)
Increase (decrease) in reserve for stock payment	(457)	(1,919)
Decrease (increase) in net defined benefit assets	(45,006)	(34,824)
Increase (decrease) in net defined benefit liabilities	1,479	2,065
Increase (decrease) in reserve for retirement benefits to directors	(106)	(265)
Increase (decrease) in reserve for loyalty award credits	1,378	1,770
Increase (decrease) in reserve for contingent losses	(76,902)	(12,432)
Interest income recognized on statement of income	(1,961,292)	(1,438,090)
Interest expenses recognized on statement of income	1,027,255	471,680
Losses (gains) on securities	(224,228)	(233,536)
Losses (gains) on money held in trust	7,638	27,036
Foreign exchange losses (gains)	902,673	588,757
Losses (gains) on sales of fixed assets	356	(9,188)
Net decrease (increase) in trading assets	(2,654,821)	(1,465,415)
Net increase (decrease) in trading liabilities	2,057,733	299,873
Adjustment of unsettled trading accounts	(521,756)	1,074,657
Net decrease (increase) in loans and bills discounted	1,879,877	185,608
Net increase (decrease) in deposits	(64,837)	14,570,028
Net increase (decrease) in negotiable certificates of deposit	(692,412)	285,387
Net increase (decrease) in borrowed money (excluding subordinated borrowings)	(1,255,869)	4,724,428
Net decrease (increase) in call loans and bills bought and others	(4,952,846)	9,945,377
Net decrease (increase) in receivables under securities borrowing transactions	(191,323)	208,538
Net increase (decrease) in call money and bills sold and others	1,453,568	(4,676,691)
Net increase (decrease) in commercial papers	661,068	(268,573)
Net increase (decrease) in payables under securities lending transactions	228,946	(197,297)
Net decrease (increase) in foreign exchanges (assets)	226,854	22,192
Net increase (decrease) in foreign exchanges (liabilities)	(231,184)	(325,644)
Net increase (decrease) in short-term bonds payable	(108,000)	(223,995)
Net increase (decrease) in issuance and redemption of unsubordinated bonds payable	486,482	234,843
Net increase (decrease) in due to trust accounts	(412,163)	(82,503)
Interest income (cash basis)	2,025,870	1,519,898
Interest expenses (cash basis)	(1,013,263)	(515,879)
Others	2,883	(248,108)

Sub-total	(2,689,427)	25,126,185

Income taxes	(133,375)	(94,554)
Refund of income taxes	68,654	89,198

Net cash provided by (used in) operating activities	(2,754,148)	25,120,829

	(in millions of yen)
	For the six months ended September 30, 2019	For the six months ended September 30, 2020
Cash flows from investing activities:
Purchases of securities	(40,327,763)	(53,348,734)
Proceeds from sales of securities	31,976,817	23,966,758
Proceeds from redemption of securities	10,856,633	20,185,855
Payments for increase in money held in trust	(267,954)	(522,884)
Proceeds from decrease in money held in trust	243,000	414,270
Purchases of tangible fixed assets	(47,462)	(55,546)
Purchases of intangible fixed assets	(161,795)	(128,417)
Proceeds from sales of tangible fixed assets	25,715	19,243
Proceeds from sales of intangible fixed assets	790	6
Payments for acquisition of businesses	(4,311)	(520)
Payments for acquisition of subsidiaries’ equity affecting the scope of consolidation	(493,399)	(20,285)
Proceeds from sales of subsidiaries’ equity affecting the scope of consolidation	28,096	—
Others	(611)	(945)

Net cash provided by (used in) investing activities	1,827,754	(9,491,200)

Cash flows from financing activities:
Proceeds from subordinated borrowings	145,324	—
Repayments of subordinated borrowings	(79,084)	(16,000)
Proceeds from issuance of subordinated bonds payable and bonds with warrants	265,722	212,000
Payments for redemption of subordinated bonds payable and bonds with warrants	(10,824)	(252,386)
Proceeds from issuance of common stock to non-controlling shareholders	2,503	1,662
Repayments to non-controlling shareholders	—	(23)
Payments for redemption of preferred securities	(90,000)	—
Dividends paid by MUFG	(142,544)	(160,875)
Dividends paid by subsidiaries to non-controlling shareholders	(30,899)	(10,328)
Purchases of treasury stock	(10)	(4)
Proceeds from sales of treasury stock	2,233	2,125
Payments for purchases of subsidiaries’ equity not affecting the scope of consolidation	(6,494)	—
Proceeds from sales of subsidiaries’ equity not affecting the scope of consolidation	11,758	3,275

Net cash provided by (used in) financing activities	67,685	(220,555)

Effect of foreign exchange rate changes on cash and cash equivalents	(358,967)	(227,301)

Net increase (decrease) in cash and cash equivalents	(1,217,676)	15,181,771

Cash and cash equivalents at the beginning of the period	74,206,895	78,335,634

Cash and cash equivalents at the end of the period	72,989,219	93,517,405

Additional Japanese GAAP Financial Information for the Six Months Ended September 30, 2020

1.	Significant Accounting Policies Applied to the Semi-Annual Consolidated Financial Statements

I.	Scope of consolidation

(1)	Number of consolidated subsidiaries: 254

Principal companies:

MUFG Bank, Ltd.

Mitsubishi UFJ Trust and Banking Corporation

Mitsubishi UFJ Securities Holdings Co., Ltd.

Mitsubishi UFJ NICOS Co., Ltd.

ACOM CO., LTD.

(a)	Changes in the scope of consolidation in the six months ended September 30, 2020

Mitsubishi UFJ Alternative Investments Co., Ltd. and eight other companies were newly included in the scope of consolidation due to acquisition of shares or other reasons.

Mitsubishi UFJ Morgan Stanley PB Securities Co., Ltd. and five other companies were excluded from the scope of consolidation due to absorption-type merger and other reasons.

(2)	Non-consolidated subsidiaries: None

(3)	Entities not regarded as subsidiaries even though Mitsubishi UFJ Financial Group, Inc. (“MUFG”) owns the majority of voting rights in its own account:

Hygeia Co., Ltd.

A&M Drug Development, LLC

OiDE RYO-UN Co, Inc.

OiDE BetaRevive, Inc.

ARM Drug Development G.K.

OiDE OptoEye,Inc.

(a)	Reasons for excluding from the scope of consolidation

These entities were not treated as subsidiaries because they were established as property management agents for land trust projects without any intent to control, or because MUFG’s consolidated venture capital subsidiaries owned the majority of voting rights primarily to benefit from the appreciation of their investments resulting from growth of the investees’ businesses without any intent to control.

II.	Application of the equity method

(1)	Number of non-consolidated subsidiaries accounted for under the equity method: None

(2)	Number of equity method affiliates: 50

Principal companies:

Mitsubishi UFJ Lease & Finance Company Limited

Morgan Stanley

(a)	Changes in the scope of application of the equity method in the six months ended September 30, 2020

Mars Growth Capital Pte. Ltd. was newly included in the scope of the equity method due to its establishment.

AMP Capital Holdings Limited and four other companies were excluded from the scope of application of the equity method due to sale of shares and other reasons.

(3)	Number of non-consolidated subsidiaries not accounted for under the equity method: None

(4)	Number of affiliates not accounted for under the equity method: None

(5)	Entities not regarded as affiliates in which MUFG owns 20% to 50% of their voting rights in its own account:

Hirosaki Co., Ltd.

ISLE Co., Ltd.

AKITAYA Co., Ltd.

SANRIKU RESORT Inc.

Fun Place Co., Ltd.

Shonai Paradiso Co., LTD

Kamui Pharma Co., Ltd.

GEXVal Inc.

Reborna Biosciences, Inc.

Alchemedicine, Inc

HuLa immune Inc.

Vermilion Therapeutics, Inc

(a)	Reasons for excluding from the scope of affiliates

These entities were not regarded as affiliates because MUFG’s consolidated venture capital subsidiaries owned 20% to 50% of voting rights primarily to benefit from the appreciation of their investments resulting from growth or restructuring of the investees’ businesses without any intent to control.

III.	Semi-annual balance sheet dates of consolidated subsidiaries

(1)	The semi-annual balance sheet dates of the consolidated subsidiaries were as follows:

The end of February:	1	subsidiary
The end of April:	1	subsidiary
The end of June:	173	subsidiaries
The end of September:	78	subsidiaries
The end of December:	1	subsidiary

(2)	A subsidiary whose balance sheet date is the end of February was consolidated based on its preliminary financial statements as of the end of August.

A subsidiary whose balance sheet date is the end of December was consolidated based on its preliminary financial statements as of the end of June.

The remaining subsidiaries were consolidated based on their financial statements as of their respective balance sheet dates.

Adjustments were made to the consolidated financial statements to reflect any significant transactions within the consolidated group that occurred between the balance sheet dates of the relevant subsidiaries and the consolidated balance sheet date.

IV.	Accounting policies

(1)	Trading assets and Trading liabilities; Trading income and expenses

Transactions involving short-term fluctuations or arbitrage opportunities in interest rates, currency exchange rates, market prices of financial instruments or other market indices (“trading purposes”) are presented in “Trading assets” and “Trading liabilities” on the consolidated balance sheet on a trade-date basis, and gains and losses from trading transactions (interest and dividends, gains or losses on sales and gains or losses on valuation) are presented in “Trading income” and “Trading expenses” on the consolidated statement of income.

Trading assets and trading liabilities are stated at fair value as of the consolidated balance sheet date.

With respect to derivative transactions for trading purposes, specific market risk and counterparty credit risk exposures are measured in groups of trading assets and trading liabilities, and fair value is determined for each such group of trading assets and trading liabilities on a net basis.

(2)	Securities

(a)

Debt securities being held to maturity are stated at amortized cost (using the straight-line method) computed using the moving-average method. Available-for-sale securities are stated at their quoted market prices (cost of securities sold is calculated primarily using the moving-average method), and equity securities with no quoted market price available are stated at acquisition cost computed using the moving-average method.

Net unrealized gains (losses) on available-for-sale securities are included directly in net assets, net of applicable income taxes, except in the case of application of the fair value hedge accounting method, in which the change in the fair value recognized is recorded in current earnings.

(b)	Securities included in trust assets in money held in trust are accounted for on the same basis as noted above in Notes (1) and (2)(a).

Net unrealized gains (losses) on securities in money held in trust which are not held for trading purposes or held to maturity are included directly in net assets, net of applicable income taxes.

(3)	Derivatives

Derivative transactions (excluding those for trading purposes) are stated at fair value as of the consolidated balance sheet date.With respect to derivative transactions for trading purposes, specific market risk and counterparty credit risk exposures are measured in groups of trading assets and trading liabilities, and fair value is determined for each such group of trading assets and trading liabilities on a net basis.

(4)	Depreciation and amortization of fixed assets

(a)	Tangible fixed assets (except for lease assets)

Depreciation of tangible fixed assets of MUFG and its domestic consolidated banking subsidiaries and domestic consolidated trust banking subsidiaries is computed using the declining-balance method, and is recorded by allocating the estimated annual depreciation amount evenly to each reporting period. The useful lives are primarily estimated as follows:

Buildings: 15 to 50 years

Equipment: 2 to 20 years

Depreciation of tangible fixed assets of other consolidated subsidiaries is computed primarily using the straight-line method based on their estimated useful lives and other factors.

(b)	Intangible fixed assets (except for lease assets)

Amortization of intangible fixed assets is computed using the straight-line method.

Development costs for internally used software are amortized using the straight-line method over the estimated useful lives of primarily 3 to 10 years.

(c)	Lease assets

Depreciation or amortization of lease assets in “Tangible fixed assets” or “Intangible fixed assets” under finance leases other than those that are deemed to transfer the ownership of leased property to the lessees is computed using the straight-line method over the lease periods with zero residual value unless residual value is guaranteed by the corresponding lease contracts, in which case the residual value equals the guaranteed amount.

(5)	Deferred assets

Bond issuance costs and stock issuance costs are expensed as incurred.

(6)	Allowance for credit losses

Principal domestic consolidated subsidiaries determine the amount of allowance for credit losses in accordance with the internal standards for self-assessment of asset quality and the internal standards for write-offs and provisions.

For claims on borrowers that have entered into bankruptcy, special liquidation proceedings or similar legal proceedings or whose notes have been dishonored and suspended from processing through clearing houses (“bankrupt borrowers”) or borrowers that are not legally or formally bankrupt but are regarded as substantially in similar condition (“virtually bankrupt borrowers”), allowances are provided based on the amount of claims, after the write-offs as stated below, net of expected amounts to be collected through the disposal of collateral and the execution of guarantees.

For claims on borrowers that are not yet legally or formally bankrupt but deemed to have a high possibility of becoming bankrupt (“likely to become bankrupt borrowers”), where the amounts of principal repayments and interest payments cannot be reasonably estimated from the borrowers’ cash flows, allowances are provided based on an overall solvency assessment of the claims, net of expected amounts to be collected through the disposal of collateral and the execution of guarantees.

For claims on likely to become bankrupt borrowers and claims on borrowers requiring close monitoring, where the amounts of principal repayments and interest payments can be reasonably estimated from the borrowers’ cash flows, allowances are provided in an amount equal to the difference between the book value of the claims and the relevant cash flows discounted by the initial contractual interest rates.

For other claims, allowances are provided based mainly on expected losses for the immediately following one-year period or the average remaining term to maturity of loans. Expected losses are calculated by applying a loss rate, which is obtained based on the average rate of historical credit loss experience or historical default probability experience over a certain period, which is derived from actual credit losses or actual defaults over a one-year period or over a period equal to the average remaining term to maturity of loans, with necessary adjustments for future loss projections and other factors.

For claims originated in certain foreign countries, additional allowances are provided based on an assessment of political and economic conditions of these countries.

All claims are assessed by the relevant branches and the credit supervision departments in accordance with the internal standards for self-assessment of asset quality. The credit review department, which is independent from those operating sections, subsequently audits these assessments.

For claims on bankrupt borrowers and virtually bankrupt borrowers, the amount of claims exceeding the estimated value of collateral and guarantees, which is deemed uncollectible, is written off. The total amount of write-offs was ¥301,379 million as of September 30, 2020 (¥296,288 million as of March 31, 2020).

Consolidated subsidiaries not adopting the procedures stated above provide for allowances based on their historical credit loss experience or other factors for collectively assessed claims and based on individual assessments of the possibility of collection for specific deteriorated claims.

(Additional information)

(Allowance for credit losses of certain overseas subsidiaries which apply Generally Accepted Accounting Principles in the United States (“U.S. GAAP”))

Certain overseas subsidiaries which apply U.S. GAAP have adopted U.S. Accounting Standards Update (“ASU”) 2016-13, “Measurement of Credit Losses on Financial Instruments” and provide for allowance for credit losses by estimating credit losses currently expected for the remaining term of the relevant contract. Expected credit losses are calculated collectively for each portfolio of loans with similar risk characteristics based on the loss rates derived from past credit loss experience or bankruptcy experience through the application of a model that incorporates future forecast information, such as macroeconomic indicators, into the probability of bankruptcy, etc. While the macroeconomic indicators used in the calculation vary depending on the particular portfolio, such indicators primarily include GDP and unemployment rates. In addition, adjustments are made in the calculation of allowance for credit losses for qualitative factors relating to current conditions and future forecasts which may not be sufficiently captured in such model but should be appropriately taken into account. Future uncertainties due to the impact of the COVID-19 pandemic are factored into estimates for the credit loss provisioning through such adjustments based on macroeconomic indicators and/or qualitative factors.

With respect to loan assets with deteriorated credit risk that are deemed not to entail risks in common with other loan assets, allowance for credit losses is recognized individually for each loan asset based on risks that are particular to the asset. This credit loss provisioning is done through certain methodologies, including calculating the difference between the carrying amount of the loan asset and the amount of estimated cash flows from the loan asset discounted by the effective interest rate as well as using the fair value of the collateral for the loan asset.

(Estimated impact of the COVID-19 pandemic relating to provision for credit losses)

MUFG Bank, Ltd. (“the Bank”), a major consolidated subsidiary of MUFG recorded a provision for credit losses of ¥35,461 million for the six months ended September 30, 2020 (¥45,347 million for the fiscal year ended March 31, 2020) by estimating the impact of the COVID-19 pandemic on credit risk, to the extent that such impact was considered not to have been reflected in the borrowers’ financial information as of September 30, 2020, considering the expected impact of the pandemic on the borrowers’ financial performance and on the overall economic environment.

The process for preparing the recorded provision amount involved, among other things, determining the scope of borrowers (in terms of industry, geographical region, etc.) that were expected to be significantly affected, making certain assumptions relating to economic factors based on certain scenarios, and collectively estimating the degree to which the internal credit ratings assigned to borrowers in particular industries or geographic regions would be downgraded.

Since there was no precedent or established market view regarding the extent of the pandemic or the timing of containment of the pandemic available for reference in considering the expected impact of the pandemic on economic conditions, the Bank made certain assumptions and estimated the amount, as best as it could under the circumstances, based on, among other things, such assumptions and information available from external sources and through an approval process in accordance with prescribed internal rules.

As of March 31, 2020 and June 30, 2020, one of our assumptions was that economic conditions would recover to the calendar 2019 level by around the end of calendar 2020 globally. As of September 30, 2020, we updated this assumption and assumed that such economic recovery would still take some time. As a result, although the global economy has begun to recover, our assumptions included, among other things, that the pace of recovery in economic activity would be slow and that economic recovery to pre-pandemic levels, particularly in developed countries, would thus be gradual. These assumptions, however, are highly uncertain, and, depending on future developments, significant additional provision for credit losses may be recognized for the nine-month period ending December 31, 2020 and subsequent reporting periods due to such developments affecting the impact of the COVID-19 pandemic on the financial performance of borrowers and other transaction counterparties or on the economic environment.

(7)	Reserve for bonuses

Reserve for bonuses, which is provided for future bonus payments to employees, is recorded in the amount deemed to have accrued based on the estimated amount of bonuses as of the consolidated balance sheet date.

(8)	Reserve for bonuses to directors

Reserve for bonuses to directors, which is provided for future bonus payments to directors, is recorded in the amount deemed to have accrued based on the estimated amount of bonuses as of the consolidated balance sheet date.

(9)	Reserve for stocks payment

Reserve for stocks payment, which is provided for future payments of compensation under the stock compensation plan for directors and officers of MUFG and certain domestic consolidated subsidiaries, is recorded in the amount deemed to have accrued based on the estimated amount of compensation as of the consolidated balance sheet date.

(10)	Reserve for retirement benefits to directors

Reserve for retirement benefits to directors, which is provided for future payments of retirement benefits to directors of consolidated subsidiaries, is recorded in the amount deemed to have accrued based on the estimated amount of benefits as of the consolidated balance sheet date.

(11)	Reserve for loyalty award credits

Reserve for loyalty award credits, which is provided for the future redemption of points awarded to customers through Super IC Cards, etc., is calculated by estimating the amount that will be redeemed in the future based on the monetary amount converted from the awarded but unused points, and is recorded in the appropriate amount as a reserve.

(12)	Reserve for contingent losses

Reserve for contingent losses, which is provided for possible losses from contingent events related to off-balance sheet transactions and various litigation and regulatory matters, is calculated by estimating the impact of such contingent events. This reserve also includes future claims for repayment of excess interest payments on consumer loans that are estimated based on the past repayments, the pending claims and other factors.

(13)	Reserves under special laws

Reserves under special laws represent the reserves for contingent liabilities from derivative financial instruments transactions executed for clients, which are recorded in accordance with Article 46-5-1 of the Financial Instruments and Exchange Law and Article 175 of the Cabinet Office Ordinance on Financial Instruments Business.

(14)	Retirement benefits

In calculating the amount of benefit obligation, the portion of projected benefit obligation attributed to the six-month period ended September 30, 2020 is determined using the benefit formula basis.

Prior service cost is amortized using the straight-line method over a fixed period, primarily over 10 years, within the employees’ average remaining service period.

Net actuarial gains (losses) are amortized using the straight-line method over a fixed period, primarily over 10 years, within the employees’ average remaining service period, primarily beginning in the subsequent fiscal year after such gains (losses) are recognized.

For certain overseas branches of domestic consolidated subsidiaries and certain consolidated subsidiaries, net defined benefit liability and retirement benefit expenses are calculated using the simplified method.

(15)	Translation of assets and liabilities denominated in foreign currencies

Assets and liabilities denominated in foreign currencies or booked at overseas branches of domestic consolidated banking subsidiaries and domestic consolidated trust banking subsidiaries are translated into yen primarily at the exchange rates prevailing at the consolidated balance sheet date, except for investments in non-consolidated affiliates which are translated into yen at exchange rates prevailing at the acquisition dates.

Assets and liabilities denominated in foreign currencies of other consolidated subsidiaries are translated into yen at exchange rates prevailing at the respective balance sheet date.

(16)	Leasing transactions

(As Lessees)

Domestic consolidated subsidiaries’ finance leases other than those that are deemed to transfer the ownership of leased property to the lessees are accounted for in a similar way to purchases, and depreciation of lease assets is computed using the straight-line method over the lease term with zero residual value unless residual value is guaranteed by the corresponding lease contracts, in which case the residual value equals the guaranteed amount.

(As Lessors)

Finance leases other than those that are deemed to transfer the ownership of leased property to the lessees are accounted for in a similar way to sales and income and expenses related to such leases are recognized by allocating interest equivalents to applicable fiscal periods instead of recording sales as “Other ordinary income.”

(17)	Hedge accounting

(a)	Hedge accounting for interest rate risks

Domestic consolidated banking subsidiaries and domestic consolidated trust banking subsidiaries have adopted the deferred hedge accounting method for hedging transactions to hedge interest rate risks arising from financial assets and liabilities. Portfolio hedging or individual hedging, as described in the Japanese Institute of Certified Public Accountants (“JICPA”) Industry Audit Committee Report No. 24, “Treatment of Accounting and Auditing of Application of Accounting Standard for Financial Instruments in Banking Industry” (February 13, 2002) and JICPA Accounting Committee Report No. 14, “Practical Guidelines for Accounting for Financial Instruments” (January 31, 2000), are primarily applied to determine hedged items.

With respect to hedging transactions to offset fluctuations in the fair value of fixed rate deposits, loans and other instruments, hedging instruments (e.g., interest rate swaps) are designated to hedged items individually or collectively by their maturities in accordance with JICPA Industry Audit Committee Report No. 24. With respect to hedging transactions to offset fluctuations in the fair value of fixed rate bonds classified as available-for-sale securities, hedging instruments (e.g., interest rate swaps) are designated to hedged items collectively by the type of bond. Since material terms related to hedged items and hedging instruments are substantially identical, and such hedging transactions are deemed highly effective, the assessment of effectiveness is based on the similarity of the terms.

With respect to hedging transactions to fix the cash flows of forecasted transactions related to floating rate deposits, loans and other instruments as well as forecasted transactions related to short-term fixed rate deposits, loans and other instruments, hedging instruments (e.g., interest rate swaps) are designated to hedged items collectively by interest rate indices and tenors in accordance with JICPA Industry Audit Committee Report No. 24. Since material terms related to hedged items and hedging instruments are substantially identical, and such hedging transactions are deemed highly effective, the assessment of effectiveness is based on the similarity of the terms. The effectiveness of hedging transactions is also assessed by the correlation between factors that cause fluctuations in interest rates of hedged items and those of hedging instruments.

(b)	Hedge accounting for foreign currency risks

Domestic consolidated banking subsidiaries and domestic consolidated trust banking subsidiaries have adopted the deferred hedge accounting method for hedging foreign currency risks arising from financial assets and liabilities denominated in foreign currencies. Portfolio hedging is applied to determine hedged items as described in JICPA Industry Audit Committee Report No. 25, “Treatment of Accounting and Auditing concerning Accounting for Foreign Currency Transactions in the Banking Industry” (July 29, 2002). Hedging instruments (e.g., currency swaps and forward exchange contracts) are designated to hedged items collectively by currencies.

Portfolio hedging and individual hedging are applied to hedge foreign currency risks arising from equity investments in foreign subsidiaries and foreign affiliates and from available-for-sale securities (other than bonds) denominated in foreign currencies. Monetary claims and liabilities denominated in the same foreign currencies or forward exchange contracts are used as hedging instruments. As for the hedge accounting method applied to equity investments in foreign subsidiaries and foreign affiliates, foreign currency translation differences arising from hedging instruments are recorded as foreign currency translation adjustments. The fair value hedge accounting method is applied to available-for-sale securities (other than bonds) denominated in foreign currencies.

(c)	Hedge accounting for stock price fluctuation risks

Individual hedging is applied to hedge market fluctuation risks arising from strategic equity securities held by domestic consolidated banking subsidiaries and domestic consolidated trust banking subsidiaries. Instruments such as total return swaps are used as hedging instruments. The effectiveness of hedging transactions is assessed by the correlation between changes in the fair value of hedged items and changes in the fair value of hedging instruments. The fair value hedge accounting method is applied.

(d)	Transactions among consolidated subsidiaries

Derivative transactions including interest rate swaps and currency swaps which are designated as hedging instruments among consolidated subsidiaries or between trading accounts and other accounts (or among internal sections) are not eliminated from the consolidated statements of income or valuation difference, but are recognized as related gains or losses or deferred under hedge accounting because these derivative transactions meet non-arbitrariness and certain other criteria under JICPA Industry Audit Committee Reports No. 24 and No. 25 and are regarded as equivalent to external third-party cover transactions.

(18)	Cash and cash equivalents in the consolidated statements of cash flows

Cash and cash equivalents in the consolidated statements of cash flows are defined as “Cash and due from banks” on the consolidated balance sheet.

(19)	Consumption taxes

National and local consumption taxes are primarily excluded from transaction amounts of MUFG and its domestic consolidated subsidiaries. Non-deductible portions of consumption taxes on the purchases of tangible fixed assets are expensed when incurred.

(20)	Adoption of consolidated taxation system

MUFG and some of its domestic consolidated subsidiaries have adopted the consolidated taxation system.

(21)	Application of Tax Effect Accounting for the Transition from the Consolidated Taxation System to the Group Tax Sharing System

MUFG and some of its domestic consolidated subsidiaries do not apply Paragraph 44 of Accounting Standards Board of Japan (“ASBJ”) Guidance No. 28, “Amendments to Accounting Standard for Tax Effect Accounting” (February 16, 2018), to items revised under the stand-alone taxation system in connection with the transition from the consolidated taxation system to the group tax sharing system under the “Partial Amendments to Income Tax Act, etc.” (Act No. 8, March 31, 2020) due to the application of Paragraph 3 of ASBJ Practical Issues Task Force Report No. 39, “Practical Solution on the Treatment of Tax Effect Accounting for the Transition from the Consolidated Taxation System to the Group Tax Sharing System” (March 31, 2020), and instead apply the pre-amendment income tax provisions to the amount of deferred tax assets and deferred tax liabilities.

(22)	Accounting of bills discounted and rediscounted

Bills discounted and rediscounted are accounted for as financial trading in accordance with JICPA Industry Audit Committee Report No. 24.

(23)	Accounting standards for foreign subsidiaries

If the financial statements of foreign subsidiaries are prepared in accordance with the International Financial Reporting Standards (“IFRS”) or the Generally Accepted Accounting Principles in the United States (“U.S. GAAP”), such financial statements are used in the consolidated accounting process.

If the financial statements of foreign subsidiaries are prepared in accordance with generally accepted accounting principles in each domicile country and not in accordance with IFRS or U.S. GAAP, the financial statements of foreign subsidiaries are mainly rearranged in accordance with U.S. GAAP.

Adjustments are also made when necessary in the consolidated accounting process.

2.	Additional Information

(Changes in Accounting Policies)

(Additional Information)

(Adoption of Accounting Standard for Fair Value Measurement)

Accounting Standard Board of Japan (“ASBJ”) Statement No. 30, “Accounting Standard for Fair Value Measurement”(ASBJ, July 4, 2019; hereinafter referred to as “Accounting Standard for Fair Value Measurement”) and ASBJ Guidance No.31, “Implementation Guidance on Accounting Standard for Fair Value Measurement” (ASBJ, July 4, 2019), have been applied since the end of the previous fiscal year. In accordance with Paragraph 8 of the Accounting Standard for Fair Value Measurement, the risk adjustment method applied to determine the fair value of derivatives was modified to use as much as possible observable inputs estimated by reference to derivatives and other instruments traded in the market. This modification was made due to the application of the Accounting Standard for Fair Value Measurement. In accordance with the transitional measures set forth in Paragraph 20 of the Accounting Standard for Fair Value Measurement, the cumulative effect of retroactively applying the new accounting policy prior to the beginning of the previous fiscal year was recognized as adjustments to retained earnings at the beginning of the previous fiscal year, and the new accounting policy was applied as of the beginning of the previous fiscal year as a change in MUFG’s accounting policies.

Accordingly, the consolidated financial statements as of and for the six months ended September 30, 2019 reflect the retroactive application of the new accounting policy.

The retroactive application of the new accounting policy resulted in a decrease of ¥4,198 million in each of ordinary profits and profits before income taxes and a decrease of ¥0.23 in each of basic earnings per share and diluted earnings per share for the six months ended September 30, 2019. In addition, due to the cumulative effect of the retroactive application of the new accounting policy on net assets as of the beginning of the previous fiscal year, the balance of retained earnings as of the beginning of the previous fiscal year decreased by ¥20,533 million, and net assets per share as of the beginning of the previous fiscal year decreased by ¥1.58.

(Adoption of U.S. Accounting Standards Update (“ASU”) 2016-13, “Measurement of Credit Losses on Financial Instruments”)

Certain overseas subsidiaries which apply U.S. GAAP adopted ASU2016-13, “Measurement of Credit Losses on Financial Instruments” from the beginning of the six months ended September 30, 2020. This update replaces the incurred loss impairment methodology in previous U.S. GAAP with a methodology that reflects expected credit losses, and full lifetime expected credit losses will be recognized upon initial recognition of a financial asset measured on an amortized cost basis by taking into account certain forecasted information such as macroeconomic indicators. In adopting the accounting standard, retained earnings were adjusted for the cumulative effect at the beginning of the six months ended September 30, 2020.

As a result, at the beginning of the six months ended September 30, 2020, allowance for credit losses increased by ¥172,363 million, retained earnings decreased by ¥118,374 million, and net assets per share decreased by ¥9.21.

(Additional Information)

(Major overseas subsidiaries’ total credit costs which are expected to be reflected in MUFG’s consolidated financial statements as of and for the third quarter of the fiscal year ending March 31, 2021)

Major overseas subsidiaries which were consolidated based on their financial statements as of and for the quarter ended June 30, 2020 adopted ASU 2016-13, “Measurement of Credit Losses on Financial Instruments,” the new guidance that introduced the concept of current expected credit loss, as of the beginning of the first quarter of the fiscal year ending December 31, 2020. As a result, these subsidiaries record provision for allowance for credit losses by taking into account certain forecasted information such as macroeconomic indicators.

Under the new guidance, it is currently estimated that the subsidiaries’ total credit costs for the quarter ended September 30, 2020 will be approximately ¥40 billion in total. The subsidiaries’ total credit costs will be reflected in MUFG’s consolidated financial statements as of and for the quarter ending December 31, 2020.

Total credit costs include credit costs for trust accounts, provision for general allowance for credit losses, losses on loan write-offs, provision for specific allowance for credit losses, other credit costs, reversal of allowance for credit losses, reversal of reserve for contingent losses included in credit costs and gains on loans written-off.

3.	Consolidated Balance Sheets

I.	Equity securities and other capital investments in affiliates

	(in millions of yen)
	March 31, 2020	September 30, 2020
Equity securities in affiliates	¥2,673,034	¥2,769,394
Other capital investments in affiliates	27,634	29,715

The amount of investments in jointly controlled companies included in the amounts in the above table was as follows:

	(in millions of yen)
	March 31, 2020	September 30, 2020
Investments in jointly controlled companies	¥31,756	¥31,733

II.

Securities borrowed under securities borrowing transactions and securities purchased under resale agreements where the borrowers or purchasers have the right to dispose of the securities through sale or re-pledging without any restrictions

	(in millions of yen)
	March 31, 2020	September 30, 2020
Securities re-pledged	¥28,216,081	¥16,719,281
Securities re-loaned	1,005,082	1,112,240
Securities held without disposition	5,056,006	5,592,003

Bank acceptance bills discounted, commercial bills discounted, documentary bills discounted and foreign currency bills bought discounted with the right to dispose of the bills discounted through sale or re-pledging without any restrictions

	(in millions of yen)
	March 31, 2020	September 30, 2020
Bills discounted (face value)	¥1,122,656	¥1,059,178

Bank acceptance bills and foreign currency bills bought which were re-discounted upon transfer

	(in millions of yen)
	March 31, 2020	September 30, 2020
Bank acceptance bills rediscounted and Foreign currency bills re-discounted (face value)	¥6,905	¥5,804

III.	Loans to bankrupt borrowers and Non-accrual delinquent loans included in “Loans and bills discounted”

	(in millions of yen)
	March 31, 2020	September 30, 2020
Loans to bankrupt borrowers	¥39,125	¥41,034
Non-accrual delinquent loans	650,698	800,786

Loans to bankrupt borrowers are loans, after write-offs, to bankrupt borrowers as defined in Articles 96-1-3-1 to 5 and 96-1-4 of the Enforcement Ordinance of the Corporate Tax Law (No. 97 in 1965) on which accrued interest income is not recognized (“Non-accrual loans”) as there is substantial doubt as to the collection of principal and/or interest because of delinquencies in payments of principal and/or interest for a significant period of time or for some other reasons.

Non-accrual delinquent loans represent non-accrual loans other than loans to bankrupt borrowers and loans renegotiated at concessionary terms, including reduction or deferral of interest payments, to assist borrowers in improving their financial condition.

IV.	Accruing loans contractually past due 3 months or more

	(in millions of yen)
	March 31, 2020	September 30, 2020
Accruing loans contractually past due 3 months or more	¥17,238	¥26,608

Accruing loans contractually past due 3 months or more represent loans whose principal and/or interest payments have been past due for 3 months or more, other than loans to bankrupt borrowers and non-accrual delinquent loans.

V.	Restructured loans

	(in millions of yen)
	March 31, 2020	September 30, 2020
Restructured loans	¥382,772	¥389,287

Restructured loans represent loans renegotiated at concessionary terms, including interest rate reductions, deferral of interest payments, deferral of principal repayments, waivers of loan claims, and other negotiated terms, that are favorable to the borrower, for the purpose of assisting borrowers in improving their financial condition, other than loans to bankrupt borrowers, non-accrual delinquent loans and accruing loans contractually past due 3 months or more.

VI.	Total of loans to bankrupt borrowers, non-accrual delinquent loans, accruing loans contractually past due 3 months or more and restructured loans

	(in millions of yen)
	March 31, 2020	September 30, 2020
Total of loans to bankrupt borrowers, non-accrual delinquent loans, accruing loans contractually past due 3 months or more and restructured loans	¥1,089,835	¥1,257,717

The amounts provided in Notes III to VI above represent gross amounts before the deduction of allowance for credit losses.

VII.	Assets pledged as collateral

Assets pledged as collateral and their relevant liabilities as of March 31, 2020 and September 30, 2020 were as follows:

	(in millions of yen)
	March 31, 2020	September 30, 2020
Assets pledged as collateral:
Cash and due from banks	¥453	¥845
Trading assets	1,736,120	269,824
Securities	7,339,000	13,496,006
Loans and bills discounted	12,699,703	13,406,388
Other assets	—	742
Tangible fixed assets	—	5,364

Total	¥21,775,277	¥27,179,171

Relevant liabilities to above assets:
Deposits	¥428,773	¥525,524
Trading liabilities	15,600	23,962
Borrowed money	21,320,199	26,561,275
Bonds payable	86,650	65,893
Other liabilities	1,804	1,174

In addition to the above, the following assets were pledged as collateral for cash settlements and other transactions or as deposits for margin accounts for futures and other transactions:

	(in millions of yen)
	March 31, 2020	September 30, 2020
Monetary claims bought	¥21,586	¥20,903
Trading assets	1,200,369	2,072,668
Securities	10,744,663	12,959,490
Loans and bills discounted	6,288,167	6,269,611

Furthermore, the following assets were sold under repurchase agreements or loaned under securities lending transactions with cash collateral as of March 31, 2020 and September 30, 2020:

	(in millions of yen)
	March 31, 2020	September 30, 2020
Trading assets	¥1,582,019	¥1,781,343
Securities	10,019,312	8,383,754

Total	¥11,601,331	¥10,165,098

Relevant liabilities to above assets:
Payables under repurchase agreements	¥11,152,969	¥9,350,432
Payables under securities lending transactions	51,439	178,102

In addition, the following assets were pledged under general collateral repurchase agreements using the subsequent collateral allocation method as of March 31, 2020 and September 30, 2020:

	(in millions of yen)
	March 31, 2020	September 30, 2020
Trading assets	¥1,341,676	¥3,277,460
Securities	2,238,206	1,085,652

Total	¥3,579,883	¥4,363,113

VIII.	Non-recourse debt of consolidated special purpose company was as follows.

	(in millions of yen)
	March 31, 2020	September 30, 2020
Non-recourse debt
Bonds payable	¥—	¥3,800
Relevant assets to above non-recourse debt:
Cash and due from banks	¥—	¥403
Other assets	—	742
Tangible fixed assets	—	5,364

The above table includes certain assets reported in the immediately preceding Item VII.

IX.

Overdraft facilities and commitment lines of credit are binding contracts under which MUFG’s consolidated subsidiaries have obligations to disburse funds up to predetermined limits upon the borrower’s request as long as there have been no breach of contracts. The total amount of the unused portion of these facilities as of March 31, 2020 and September 30, 2020 was as follows:

	(in millions of yen)
	March 31, 2020	September 30, 2020
Unused overdraft facilities and commitment lines of credit	¥85,180,305	¥93,616,072

The total amount of the unused portion does not necessarily represent actual future cash requirements because many of these contracts are expected to expire without being drawn upon. In addition, most of these contracts include clauses that allow MUFG’s consolidated subsidiaries to decline the borrower’s request for disbursement or decrease contracted limits for cause, such as changes in financial market condition or deterioration in the borrower’s creditworthiness. MUFG’s consolidated subsidiaries may request borrowers to pledge real property and/or securities as collateral upon signing of contracts and will perform periodic monitoring on each borrower’s business condition in accordance with internal procedures, which may lead to renegotiation of the terms and conditions of the contracts and/or initiation of a request for additional collateral and/or guarantees.

X.	The amount of assets that belonged to the declaration of trust for which domestic trust banking subsidiaries were the settlor and the trustee was as follows:

	(in millions of yen)
	March 31, 2020	September 30, 2020
Loans and bills discounted	¥826,598	¥474,811

XI.

In accordance with the “Law concerning Revaluation of Land” (the “Land Revaluation Law”) (No. 34, March 31, 1998), land used for business operations of domestic consolidated banking subsidiaries and domestic consolidated trust banking subsidiaries has been revalued as of the dates indicated below. The total excess from revaluation, net of income taxes corresponding to the excess that were recognized as “Deferred tax liabilities for land revaluation,” is stated as “Land revaluation excess” in net assets. Land revaluation excess includes MUFG’s share of affiliated companies’ Land revaluation excess.

Dates of revaluation:

Domestic consolidated banking subsidiaries: March 31, 1998.

Domestic consolidated trust banking subsidiaries: March 31, 1998, December 31, 2001 and March 31, 2002.

The method of revaluation as set forth in Article 3, Paragraph 3 of the Land Revaluation Law:

Fair values are determined based on (1) “published land price under the Land Price Publication Law” stipulated in Article 2-1 of the “Enforcement Ordinance of the Law concerning Revaluation of Land” (“Ordinance”) (No. 119, March 31, 1998), (2) “standard land price determined on measurement spots under the Enforcement Ordinance of National Land Planning Law” stipulated in Article 2-2 of the “Ordinance,” (3) “land price determined by the method established and published by the Director General of the National Tax Agency in order to calculate land value that is used for determining taxable amounts subject to landholding tax articulated in Article 16 of the Landholding Tax Law” stipulated in Article 2-4 of the “Ordinance” with price adjustments by shape and time and (4) appraisal by certified real estate appraisers stipulated in Article 2-5 of the “Ordinance” with price adjustments for time.

In addition, some of MUFG’s affiliates that were accounted for under the equity method conducted a revaluation for land used for business operations on March 31, 2002.

XII.	Accumulated depreciation on tangible fixed assets

	(in millions of yen)
	March 31, 2020	September 30, 2020
Accumulated depreciation on tangible fixed assets	¥1,178,796	¥1,152,590

XIII.	Subordinated borrowings with special contractual provisions which rank below other debts with regard to the fulfillment of obligations included in “Borrowed money”

	(in millions of yen)
	March 31, 2020	September 30, 2020
Subordinated borrowings	¥260,500	¥244,500

XIV.	Subordinated bonds included in “Bonds payable”

	(in millions of yen)
	March 31, 2020	September 30, 2020
Subordinated bonds	¥4,407,252	¥4,367,406

XV.	The principal amount of money trusts entrusted to domestic trust banking subsidiaries, for which repayment of the principal to the customers was guaranteed

	(in millions of yen)
	March 31, 2020	September 30, 2020
Principal-guaranteed money trusts	¥6,744,156	¥6,962,362

XVI.

Guarantee obligations for private placement bonds (provided in accordance with the Article 2-3 of the Financial Instruments and Exchange Law) among the bonds and other securities included in “Securities”

	(in millions of yen)
	March 31, 2020	September 30, 2020
Guarantee obligations for private placement bonds	¥297,220	¥281,328

XVII.	Contingent liabilities

(Litigation)

In the ordinary course of business, MUFG is subject to various litigation and regulatory matters. In accordance with applicable accounting guidance, MUFG establishes a Reserve for Contingent Losses arising from litigation and regulatory matters when they are determined to be probable in their occurrences and the probable loss amount can be reasonably estimated. Based upon current knowledge and consultation with counsel, management believes the eventual outcome of such litigation and regulatory matters, where losses are probable and the probable loss amounts can be reasonably estimated, would not have a material adverse effect on MUFG’s financial position, results of operations or cash flows.

Management also believes the amount of loss that is reasonably possible, but not probable, from various litigation and regulatory matters is not material to MUFG’s financial position, results of operations or cash flows.

4. Consolidated Statements of Income

I.	“Other ordinary income” for the periods indicated included the following:

	(in millions of yen)
	For the six months ended September 30,
	2019	2020
Equity in earnings of the equity method investees	¥149,612	¥153,190
Gains on sales of equity securities	78,519	67,191
Gains on loans written-off	44,103	30,894
Gains on reversal of reserve for contingent losses	37,688	—

II.	“Other ordinary expenses” for the periods indicated included the following:

	(in millions of yen)
	For the six months ended September 30,
	2019	2020
Provision for allowance for credit losses	¥1,761	¥201,989
Write-offs of loans	68,027	87,852
Losses on sales of equity securities	29,844	27,395
Write-offs of equity securities	30,952	15,514

5.	Consolidated Statements of Changes in Net Assets

For the six months ended September 30, 2019

I.	Information on the class and number of issued shares and treasury stock

	(Thousand shares)
	Number of shares as of April 1, 2019	Number of shares increased	Number of shares decreased	Number of shares as of September 30, 2019	Note
Issued shares:
Common stock	13,667,770	—	—	13,667,770

Total	13,667,770	—	—	13,667,770

Treasury stock:
Common stock	745,316	19	3,875	741,460	(Notes 1 and 2)

Total	745,316	19	3,875	741,460

(Notes)

1.

The increase in the number of shares of common stock held in treasury by 19 thousand shares was due to the repurchases of shares in response to requests made by shareholders holding shares constituting less than one whole unit. The decrease in the number of shares of common stock held in treasury by 3,875 thousand shares was due to the sale of shares for a performance-based director and officer stock compensation plan using a Board Incentive Plan trust (“BIP trust”), the sale of shares in response to requests made by shareholders holding shares constituting less than one whole unit and a decrease in the number of shares held by equity method affiliates.

2.

The number of shares of common stock as of April 1, 2019 and September 30, 2019 includes 35,036 thousand shares and 31,165 thousand shares held by the BIP trust, respectively. For the six months ended September 30, 2019, the number of shares held by the BIP trust decreased by 3,870 thousand shares.

II.	Information on share subscription rights

Issuer	Type of share subscription rights	Class of shares to be issued	Number of shares subject to subscription rights				Balance as of September 30, 2019 (in millions of yen)
			As of April 1, 2019	Increase	Decrease	As of September 30, 2019
MUFG	Stock options			—			59

Total				—			59

III.	Information on cash dividends

(1)	Cash dividends paid during the six-month period ended September 30, 2019

Date of approval	Type of stock	Total dividends (in millions of yen)	Dividend per share (in yen)	Dividend record date	Effective date
Annual General Meeting of Shareholders on June 27, 2019	Common stock	142,552	11	March 31, 2019	June 28, 2019

(Note)	The total dividend amount includes ¥385 million of dividends on the treasury shares held by the BIP trust.

(2)	Dividends the record date for which fell within the six-month period and the effective date of which was after the six-month period ended September 30, 2019

Date of approval	Type of stock	Total dividends (in millions of yen)	Source of dividends	Dividend per share (in yen)	Dividend record date	Effective date
Meeting of Board of Directors on November 13, 2019	Common stock	161,991	Retained earnings	12.5	September 30, 2019	December 5, 2019

(Note)	The total dividend amount includes ¥389 million of dividends on the treasury shares held by the BIP trust.

For the six months ended September 30, 2020

I.	Information on the class and number of issued shares and treasury stock

	(Thousand shares)
	Number of shares as of April 1, 2020	Number of shares increased	Number of shares decreased	Number of shares as of September 30, 2020	Note
Issued shares:
Common stock	13,581,995	—	—	13,581,995

Total	13,581,995	—	—	13,581,995

Treasury stock:
Common stock	741,363	11	4,035	737,339	(Notes 1 and 2)

Total	741,363	11	4,035	737,339

(Notes)

1.

The increase in the number of shares of common stock held in treasury by 11 thousand shares was due to the repurchases of shares in response to requests made by shareholders holding shares constituting less than one whole unit. The decrease in the number of shares of common stock held in treasury by 4,035 thousand shares was due to the sale of shares for the BIP trust, the sale of shares in response to requests made by shareholders holding shares constituting less than one whole unit and a decrease in the number of shares held by equity method affiliates.

2.

The number of shares of common stock as of April 1, 2020 and September 30, 2020 includes 31,064 thousand shares and 27,031 thousand shares held by the BIP trust, respectively. For the six months ended September 30, 2020, the number of shares held by the BIP trust decreased by 4,033 thousand shares.

II.	Information on share subscription rights

None.

III.	Information on cash dividends

(1)	Cash dividends paid during the six-month period ended September 30, 2020

Date of approval	Type of stock	Total dividends (in millions of yen)	Dividend per share (in yen)	Dividend record date	Effective date
Annual General Meeting of Shareholders on June 29, 2020	Common stock	160,918	12.5	March 31, 2020	June 30, 2020

(Note)	The total dividend amount includes ¥388 million of dividends on the treasury shares held by the BIP trust.

(2)	Dividends the record date for which fell within the six-month period and the effective date of which was after the six-month period ended September 30, 2020

Date of approval	Type of stock	Total dividends (in millions of yen)	Source of dividends	Dividend per share (in yen)	Dividend record date	Effective date
Meeting of Board of Directors on November 13, 2020	Common stock	160,918	Retained earnings	12.5	September 30, 2020	December 7, 2020

(Note)	The total dividend amount includes ¥337 million of dividends on the treasury shares held by the BIP trust.

6.	Consolidated Statements of Cash Flows

I.	“Cash and cash equivalents” compared to items presented on the consolidated balance sheet

The amount of “Cash and cash equivalents” is equal to the amount of “Cash and due from banks” on the consolidated balance sheet.

7.	Leases

Operating leases

I.	Lessee

Future lease payments, including interest expenses, under non-cancelable operating leases as of March 31, 2020 and September 30, 2020 were as follows:

	(in millions of yen)
	March 31, 2020	September 30, 2020
Due within one year	¥47,408	¥45,806
Due after one year	148,025	131,433

Total	¥195,433	¥177,239

(Note) The above table does not include lease payments that are booked as “Right-of-use asset” at overseas subsidiaries.

II.	Lessor

Future lease receivables, including interest receivables, under non-cancelable operating leases as of March 31, 2020 and September 30, 2020 were as follows:

	(in millions of yen)
	March 31, 2020	September 30, 2020
Due within one year	¥11,228	¥12,382
Due after one year	14,656	13,914

Total	¥25,884	¥26,296

8.	Financial Instruments

I.	Matters concerning fair value of financial instruments and breakdown by input level

The amounts on the consolidated balance sheet and the fair value of financial instruments as well as the difference between them broken down by input level are as follows.

The following tables do not include investment trusts and stocks with no market price, etc. for which transitional measures are applied in accordance with Paragraph 26 of the Guidance for Application of Fair Value Measurement, and investments in partnerships and others for which transitional measures are applied in accordance with Paragraph 27 of the Guidance for Application of Fair Value Measurement. (See Note (*2) to each of the tables in (1) and (Note 3) below.)

The fair values of financial instruments are classified into the following three levels depending on the observability and significance of the input used in the fair value calculation.

Level 1: Fair value determined based on (unadjusted) quoted prices in active markets for identical assets or liabilities

Level 2: Fair value determined based on directly or indirectly observable inputs other than the Level 1 inputs

Level 3: Fair value determined based on significant unobservable inputs

Where multiple inputs are used with a significant impact on the fair value calculation, the fair value of a financial instrument is classified based on the lowest of the priority levels to which any of those inputs belongs.

(1)	Financial assets and liabilities at fair value on the consolidated balance sheets

For the fiscal year ended March 31, 2020

	(in millions of yen)
Category	Amount on consolidated balance sheet
	Level 1	Level 2	Level 3	Total
Monetary claims bought (*1)	—	1,209,815	389,185	1,599,000
Trading assets (*2)	4,079,725	5,330,293	18,658	9,428,677
Money held in trust(Trading purpose / Other)	—	961,075	1,129	962,204
Securities (Available-for-sale securities)	34,850,542	21,286,206	335,718	56,472,467
Domestic equity securities	4,120,401	20,953	—	4,141,355
Government bonds	19,871,768	771,279	—	20,643,048
Municipal bonds	—	2,952,820	—	2,952,820
Short-term corporate bonds	—	—	—	—
Corporate bonds	—	3,868,087	9,151	3,877,238
Foreign equity securities	78,273	1,034	212	79,521
Foreign bonds	10,775,404	13,603,097	123,961	24,502,462
Other securities (*2)	4,694	68,933	202,393	276,021

Total assets	38,930,267	28,787,392	744,690	68,462,350

Trading liabilities (*2)	3,586,835	362,992	—	3,949,827
Borrowed money (FVO) (*3)	—	341,977	—	341,977
Bonds payable (FVO) (*3)	—	147,508	31,222	178,730

Total liabilities	3,586,835	852,478	31,222	4,470,535

Derivatives (*4) (*5)	(41,878)	1,054,576	34,704	1,047,402
Interest rate-related derivatives	(36,238)	892,002	13,495	869,258
Currency-related derivatives	(1,809)	76,385	5,887	80,463
Equity-related derivatives	(2,630)	69,466	10,106	76,942
Bond-related derivatives	(1,199)	(220)	3,196	1,776
Commodity-related derivatives	—	0	(65)	(65)
Credit-related derivatives	—	16,942	1,379	18,322
Other derivatives	—	—	704	704

(*1)	Monetary claims bought consists of securitized products, etc. of ¥1,590,000 million accounted for in the same manner as available-for-sale securities.
(*2)

The amount of investment trusts to which transitional measures are applied in accordance with Paragraph 26 of the Guidance for Application of Fair Value Measurement is not included in the table above. The amount of such investment trusts on the consolidated balance sheet is financial assets of ¥3,939,798 million and financial liabilities of ¥387,655 million.

(*3)	Some overseas subsidiaries apply the fair value option.
(*4)

Derivative transactions in trading assets and liabilities as well as other assets and liabilities are shown together. Assets or liabilities arising from derivative transactions are presented on a net basis, and net liabilities in the aggregate are presented in minus.

(*5)	Derivative transactions to which hedge accounting is applied are reported on the consolidated balance sheet at ¥125,393 million.

For the six months ended September 30, 2020

	(in millions of yen)
Category	Amount on consolidated balance sheet
	Level 1	Level 2	Level 3	Total
Monetary claims bought (*1)	—	1,185,044	381,050	1,566,094
Trading assets (*2)	6,706,425	4,186,809	28,248	10,921,483
Money held in trust(Trading purpose / Other)	—	1,003,115	2,083	1,005,199
Securities (Available-for-sale securities)	47,882,593	18,087,013	391,255	66,360,862
Domestic equity securities	4,660,981	25,144	—	4,686,125
Government bonds	30,410,921	525,407	—	30,936,329
Municipal bonds	—	3,343,505	—	3,343,505
Short-term corporate bonds	—	440,057	—	440,057
Corporate bonds	—	3,927,837	36	3,927,874
Foreign equity securities	70,181	835	48	71,065
Foreign bonds	12,735,923	9,698,941	121,185	22,556,051
Other securities (*2)	4,585	125,282	269,983	399,852

Total assets	54,589,019	24,461,983	802,637	79,853,639

Trading liabilities (*2)	4,474,170	90,189	—	4,564,360
Borrowed money (FVO) (*3)	—	272,926	—	272,926
Bonds payable (FVO) (*3)	—	131,695	58,868	190,563

Total liabilities	4,474,170	494,812	58,868	5,027,851

Derivatives (*4) (*5)	(44,618)	1,178,907	9,306	1,143,596
Interest rate-related derivatives	(14,144)	1,054,510	(14,926)	1,025,440
Currency-related derivatives	(355)	76,461	7,298	83,405
Equity-related derivatives	(31,485)	59,328	11,437	39,279
Bond-related derivatives	1,367	(10,930)	4,468	(5,093)
Commodity-related derivatives	—	(0)	(71)	(71)
Credit-related derivatives	—	(463)	102	(361)
Other derivatives	—	—	997	997

(*1)	Monetary claims bought consists of securitized products, etc. of ¥1,566,094 million accounted for in the same manner as available-for-sale securities.
(*2)

The amount of investment trusts to which transitional measures are applied in accordance with Paragraph 26 of the Guidance for Application of Fair Value Measurement is not included in the table above. The amount of such investment trusts on the consolidated balance sheet is financial assets of ¥3,528,593 million and financial liabilities of ¥28,771 million.

(*3)	Some overseas subsidiaries apply the fair value option.
(*4)

Derivative transactions in trading assets and liabilities as well as other assets and liabilities are shown together. Assets or liabilities arising from derivative transactions are presented on a net basis, and net liabilities in the aggregate are presented in minus.

(*5)	Derivative transactions to which hedge accounting is applied are reported on the consolidated balance sheet at ¥141,614 million.

(2)	Financial assets and liabilities which are not stated at fair value on the consolidated balance sheets

Cash and due from banks, Call loans and bills bought, Receivables under resale agreements, Receivables under securities borrowing transactions, Foreign exchanges (assets and liabilities), Call money and bills sold, Payables under repurchase agreements, Payables under securities lending transactions, Commercial papers, Due to trust accounts and Other liabilities are not included in the following tables since they are mostly short-term (within one year), and their fair values approximate their carrying amounts.

For the fiscal year ended March 31, 2020

	(in millions of yen)
Category	Fair value				Amount on consolidated balance sheet	Difference
	Level 1	Level 2	Level 3	Total
Monetary claims bought (*1)	—	—	4,954,064	4,954,064	4,984,402	(30,337)
Money held in trust (other / held to maturity)	—	84,474	—	84,474	84,119	355
Securities (held to maturity)	1,134,226	1,041,227	—	2,175,454	2,135,900	39,533
Government bonds	1,130,430	—	—	1,130,430	1,100,574	29,855
Municipal bonds	—	—	—	—	—	—
Short-term corporate bonds	—	—	—	—	—	—
Corporate bonds	—	—	—	—	—	—
Foreign bonds	3,796	1,040,735	—	1,044,532	1,034,835	9,696
Other securities	—	491	—	491	490	1
Loans and bills discounted (*2)	—	205,499	109,385,534	109,591,033	108,509,127	1,081,905

Total assets	1,134,226	1,331,201	114,339,599	116,805,027	115,713,549	1,091,477

Deposits	—	187,672,167	—	187,672,167	187,623,551	48,615
Negotiable certificates of deposit	—	7,800,875	—	7,800,875	7,787,524	13,351
Borrowed money	—	24,313,762	—	24,313,762	24,309,597	4,165
Bonds payable	—	13,446,923	—	13,446,923	13,285,741	161,182

Total liabilities	—	233,233,729	—	233,233,729	233,006,415	227,313

(*1)	Monetary claims bought includes securitized products, etc. of ¥2,029,880 million accounted for in the same manner as securities held to maturity.
(*2)

General and specific allowances for credit losses of ¥605,484 million corresponding to loans are deducted. However, with respect to items other than loans, the amount stated on the consolidated balance sheet is shown since the amount of allowance for credit losses corresponding to these items is insignificant.

For the six months ended September 30, 2020

	(in millions of yen)
Category	Fair value				Amount on consolidated balance sheet	Difference
	Level 1	Level 2	Level 3	Total
Monetary claims bought (*1)	—	—	4,397,633	4,397,633	4,419,159	(21,526)
Money held in trust (other / held to maturity)	—	84,051	—	84,051	83,608	443
Securities (held to maturity)	1,127,357	906,801	—	2,034,159	1,973,724	60,434
Government bonds	1,127,140	—	—	1,127,140	1,100,510	26,629
Municipal bonds	—	—	—	—	—	—
Short-term corporate bonds	—	—	—	—	—	—
Corporate bonds	—	—	—	—	—	—
Foreign bonds	217	906,801	—	907,019	873,214	33,805
Other securities	—	—	—	—	—	—
Loans and bills discounted (*2)	—	219,258	108,631,618	108,850,876	107,605,445	1,245,431

Total assets	1,127,357	1,210,111	113,029,251	115,366,721	114,081,938	1,284,782

Deposits	—	201,745,924	—	201,745,924	201,704,284	41,640
Negotiable certificates of deposit	—	8,072,655	—	8,072,655	8,068,010	4,645
Borrowed money	—	29,010,229	—	29,010,229	29,065,349	(55,120)
Bonds payable	—	13,917,876	—	13,917,876	13,435,290	482,586

Total liabilities	—	252,746,686	—	252,746,686	252,272,935	473,751

(*1)	Monetary claims bought includes securitized products, etc. of ¥1,956,524 million accounted for in the same manner as securities held to maturity.
(*2)

General and specific allowances for credit losses of ¥871,564 million corresponding to loans are deducted. However, with respect to items other than loans, the amount stated on the consolidated balance sheet is shown since the amount of allowance for credit losses corresponding to these items is insignificant.

(Note 1)	Description of the valuation techniques and inputs used to measure fair value

Monetary claims bought

The fair value of monetary claims bought is determined using prices obtained from third-party vendors (broker-dealers, etc.) or the prices estimated based on internal models.

With respect to some securitized products backed by general corporate loans, the fair value is measured by considering the estimated fair value amounts determined using projected cash flows through an analysis of the underlying loans, probability of default, prepayment rates, etc. and discounting the projected cash flows using discount rate reflecting the liquidity premium based on historical market data and the prices obtained from independent broker-dealers. These products are classified into Level 3.

For other securitized products, the fair value is determined based on the prices obtained from independent third parties after considering the results of periodic confirmation of the current status of these products, including price comparison with similar products, time series data comparison of the same product, and analysis of consistency with publicly available market indices. These products are classified into Level 2 or Level 3 depending on the inputs used for the prices obtained from independent third parties. For certain monetary claims bought for which these methods do not apply, the fair value is measured based on either the present value using projected future cash flows through an analysis of prepayment rates, etc., and discounting the project cash flows at the market interest rates as of the valuation date with certain adjustments or carrying amount if their fair value approximates such carrying amount from their qualitative viewpoint. If these monetary claims bought are measured at present value, these monetary claims bought are classified into Level 2 or, if they are short-term and their fair value approximates the carrying amount, then the carrying amount is presented as their fair value, and they are classified into Level 3.

Trading assets

Securities such as bonds that are held for trading purposes are classified as Level 1 if prices quoted by stock exchanges are available in an active market, and as Level 2 if the fair value is determined based on either the present value of the expected future cash flows discounted at an interest rate based on the market interest rates as of the date of evaluation with certain adjustments or prices quoted by the financial institutions from which these securities are purchased.

Money held in trust

For securities that are part of trust property in an independently managed monetary trust with the primary purpose to manage securities, the fair value is determined based on the prices quoted by the financial institutions from which these securities are purchased, and these securities are classified into Level 2 depending on the fair value hierarchy of the component assets.

See “Money Held in Trust” for notes on money held in trust by category based on each purpose of holding the money held in trust.

Securities

The fair value of equity securities is determined based on the prices quoted by stock exchanges and equity securities are primarily classified into Level 1 as the quoted prices are available in active markets. The fair value of bonds is determined based on the market price or the price quoted by the financial institutions from which they are purchased or based on the price reasonably calculated. Government bonds are primarily classified into Level 1 and other bonds are classified into Level 2.

For privately placed guaranteed bonds held by MUFG’s bank or trust subsidiaries, the fair value is determined based on the present value of expected future cash flows, which are adjusted to reflect credit risk, the amounts expected to be collected from collateral and guarantees and guarantee fees, and discounted at an interest rate based on the market interest rates as of the date of evaluation with certain adjustments. These bonds are classified into Level 2 depending on credit risk, etc.

The fair value of floating rate Japanese government bonds is determined based on the present value as calculated by discounting the expected future cash flows, which are estimated based on factors such as the yield of government bonds and discounted at a rate based on such yield of government bonds adjusted for the value of embedded options and the liquidity premium based on the actual market premiums observed in the past. These Japanese government bonds are classified into Level 2.

The fair value of investment trusts is determined based on the publicly available price and these investment trusts are not classified into any fair value hierarchy as a result of applying the transitional measures in accordance with Paragraph 26 of the Guidance for Application of Fair Value Measurement.

See “Securities” for notes on securities by category based on each purpose of holding the securities.

Loans and bills discounted

With respect to loans, for each category of loans based on the type, credit rating and maturity period of each loan, the fair value is determined based on the present value of expected future cash flows, which are adjusted to reflect default risk and the amounts expected to be collected from collateral and guarantees and discounted at an interest rate based on the market interest rates as of the date of evaluation with certain adjustments. These loans are classified into Level 3. For loans with floating interest rates such as certain residential loans provided to individual home owners, the carrying amount is presented as the fair value, as the fair value approximates such carrying amount, unless the creditworthiness of the borrower has changed significantly since the loan origination. These loans are classified as Level 3.

For receivables from bankrupt, virtually bankrupt and likely to become bankrupt borrowers, credit loss is estimated based on factors such as the present value of expected future cash flows or the amounts expected to be collected from collateral and guarantees. Since the fair value of these items approximates the net amount of receivables after the deduction of allowance for credit losses on the consolidated balance sheet as of the consolidated balance sheet date, such amount is presented as the fair value. These receivables are classified into Level 3. The fair value of loans qualifying for special hedge accounting treatment of interest rate swaps or designation of forward exchange contracts and other contracts under Generally Accepted Accounting Principles in Japan (“JGAAP”) reflects the fair value of such interest rate swaps or forward exchange contracts and other contracts.

Deposits and Negotiable certificates of deposit

For demand deposits, the amount payable on demand as of the consolidated balance sheet date (i.e., the carrying amount) is considered to be the fair value. For floating rate time deposits, the carrying amount is presented as the fair value, as the fair value approximates such carrying amount because the market interest rates are reflected in such deposits within a short time period. The fair value of most of fixed rate time deposits is the present value discounted by expected future cash flows grouped by certain maturity periods. The discount rate used is the interest rate that would be applied to newly accepted deposits. These are classified into Level 2.

Borrowed money

For floating rate borrowings, the carrying amount is presented as the fair value, as the fair value approximates such carrying amount. This is on the basis that the interest rates on such floating rate borrowings reflect the market interest rates in a short time period and that there has been no significant change in the creditworthiness of MUFG or MUFG’s consolidated subsidiaries after such borrowings were made. For fixed rate borrowings, the fair value is calculated as the present value of expected future cash flows from these borrowings grouped by certain maturity periods, which are discounted at an interest rate generally applicable to similar borrowings reflecting the premium applicable to MUFG’s or MUFG’s consolidated subsidiaries. These are classified as Level 2. The fair value of borrowed money qualifying for special hedge accounting treatment of interest rate swaps or designation of forward exchange contracts and other contracts under JGAAP reflects the fair value of such interest rate swaps or forward exchange contracts and other contracts.

Bonds payable

The fair value of corporate bonds issued by MUFG and MUFG’s consolidated subsidiaries is determined based on their market price. For certain corporate bonds, the fair value is calculated as the present value of expected future cash flows discounted at an interest rate generally applicable to issuance of similar corporate bonds. For floating rate corporate bonds without market prices, the carrying amount of such bonds is presented as the fair value, as the fair value approximates such carrying amount. This is on the basis that the interest rates on such floating rate corporate bonds reflect the market interest rates in a short time period and that there has been no significant change in the creditworthiness of MUFG’s or MUFG’s consolidated subsidiaries after the issuance. For fixed rate corporate bonds without market prices, the fair value is the present value of expected future cash flows from these borrowings, which are discounted at an interest rate generally applicable to similar borrowings reflecting the premium applicable to MUFG or MUFG’s consolidated subsidiaries. These are classified as Level 2. The fair value of corporate bonds qualifying for special hedge accounting treatment of interest rate swaps under JGAAP reflects the fair value of such interest rate swaps.

For structured bonds issued by some overseas subsidiaries, the fair value option is applied, and the fair value of structured bonds is calculated based on models. Structured bonds for which observable inputs are used are classified into Level 2. Structured bonds for which significant unobservable inputs are used are classified into Level 3.

Derivative transactions

Derivative transactions are ones involving interest rates (interest futures, interest options, interest swaps and other transactions), ones involving foreign currencies (currency futures, currency options, currency swaps and other transactions), and ones involving bonds (bond futures, bond future options and other transactions). The fair value of exchange-traded derivative transactions is based on the prices posted by exchanges. The fair value of over-the-counter derivative transactions is based on the discounted present value or amount calculated under an option-price calculation model.

The key inputs used in the valuation techniques for over-the-counter derivative transactions include interest rate yield curves, foreign currency exchange rates and volatility. For over-the-counter derivative transactions, adjustments are made for counterparty credit risk adjustments (credit valuation adjustments or CVA) and adjustments are made to reflect the impact of uncollateralized funding (funding valuation adjustments or FVA). The calculation of CVA takes into account the probability of a default event occurring for each counterparty, which is primarily derived from an observed or estimated spread on credit default swaps.

In addition, the calculation of CVA takes into account the effect of credit risk mitigation such as pledged collateral and the legal right of offset with the counterparty.

The calculation of FVA takes into account MUFG’s market funding spread reflecting the credit risk of MUFG and the funding exposure of any uncollateralized component of an over-the-counter derivative instrument considering the applicable contract with the counterparty.

Exchange-traded derivative transactions valued using quoted prices are classified into Level 1. Over-the-counter derivative transactions are classified into Level 2 if their fair value is not measured based on significant unobservable inputs. Over-the-counter derivative transactions whose fair value is measured using significant unobservable inputs are classified into Level 3.

(Note 2)	Quantitative information about financial assets and liabilities measured and presented on the consolidated balance sheets at fair value and classified in Level 3

(1)	Quantitative information on significant unobservable inputs

For the fiscal year ended March 31, 2020

Category	Valuation technique	Signification unobservable inputs	Range	Weighted average (*1)
Monetary claims bought
Securitized products	Internal model (*2)	Correlation between underlying assets	1.0%	1.0%
		Discount factor	1.1%~1.3%	1.3%
		Prepayment rate	21.0%	21.0%
		Probability of default	0.0%~99.0%	—
		Recovery rate	57.8%	57.8%
Securities
Foreign bonds	Return on equity method	Probability of default	0.0%~25.0%	0.3%
		Recovery rate	55.0%~90.0%	78.2%
		Market-required return on capital	8.0%~10.0%	9.4%
Other	Discounted cash flow	Liquidity premium	0.9%~3.1%	2.8%
Derivatives
Interest rate-related derivatives	Option model	Correlation between interest rates	32.8%~62.4%	—
		Correlation between interest rate and foreign exchange rate	16.6%~60.0%	—
		Volatility	0.0%~100.0%	—
Currency-related derivatives	Option model	Correlation between interest rates	30.0%~70.0%	—
		Correlation between interest rate and foreign exchange rate	15.7%~60.0%	—
		Correlation between foreign exchange rates	60.0%	—
		Volatility	7.4%~16.9%	—
Equity-related derivatives	Option model	Volatility	24.2%~37.8%	—
		Correlation between foreign exchange rate and equity	(58.3)%~56.8%	—
		Correlation between equities	13.0%~81.2%	—
	Discounted cash flow	Term of litigation	1~13 months	—

(*1)	The weighted average is calculated by weighing each input by the relative fair value of the respective financial assets.
(*2)

For further details of Internal model, refer to “Monetary claims bought” in “(Note 1) Description of the valuation techniques and inputs used to measure fair value” under “I. Matters concerning fair value of financial instruments and breakdown by input level” above.

For the six months ended September 30, 2020

Category	Valuation technique	Signification unobservable inputs	Range	Weighted average (*1)
Monetary claims bought
Securitized products	Internal model (*2)	Correlation between underlying assets	1.0%	1.0%
		Discount factor	1.4%~1.5%	1.5%
		Prepayment rate	22.2%	22.2%
		Probability of default	0.0%~91.1%	—
		Recovery rate	51.1%	51.1%
Securities
Foreign bonds	Return on equity method	Probability of default	0.0%~25.0%	0.4%
		Recovery rate	35.0%~90.0%	76.1%
		Market-required return on capital	8.0%~10.0%	9.6%
Other	Discounted cash flow	Liquidity premium	0.9%~3.1%	2.8%
Derivatives
Interest rate-related derivatives	Option model	Correlation between interest rates	30.0%~63.1%	—
		Correlation between interest rate and foreign exchange rate	15.5%~60.0%	—
		Volatility	0.0%~100.0%	—
Currency-related derivatives	Option model	Correlation between interest rates	30.0%~70.0%	—
		Correlation between interest rate and foreign exchange rate	17.3%~60.0%	—
		Correlation between foreign exchange rates	55.0%	—
		Volatility	9.4%~22.2%	—
Equity-related derivatives	Option model	Volatility	24.0%~41.0%	—
		Correlation between foreign exchange rate and equity	(58.3)%~56.4%	—
		Correlation between equities	16.2%~96.0%	—
	Discounted cash flow	Term of litigation	1~14 months	—

(*1)	The weighted average is calculated by weighing each input by the relative fair value of the respective financial assets.
(*2)

For further details of Internal model, refer to “Monetary claims bought” in “(Note 1) Description of the valuation techniques and inputs used to measure fair value” under “I. Matters concerning fair value of financial instruments and breakdown by input level” above.

(2)	Table showing reconciliation between the opening balance and the closing balance during the reporting period, and unrealized gains (losses) recognized in net income (losses)

For the six months ended September 30, 2020

							(in millions of yen)
Category	March 31, 2020	Included in earnings (*1)	Included in other comprehensive income (*2)	Purchases, Issues, Sales, Settlements	Transfers into Level 3 (*3)	Transfers out of Level 3 (*4)	September 30, 2020	Change in unrealized gains (losses) included in earnings for assets and liabilities still held at September 30, 2020 (*1)
Monetary claims bought	389,185	(9,038)	1,551	(647)	—	—	381,050	(9,031)
Trading assets	18,658	5,949	—	3,698	2	(59)	28,248	5,764
Monetary held in trust (Trading purpose / Other)	1,129	(5)	(10)	969	—	—	2,083	(5)
Securities (Available-for- sale securities)	335,718	(5,635)	2,473	67,794	19	(9,114)	391,255	(5,635)
Corporate bonds	9,151	(1)	—	(18)	19	(9,114)	36	(2)
Foreign equity securities	212	0	4	(168)	—	—	48	0
Foreign bonds	123,961	0	(1,986)	(789)	—	—	121,185	0
Other securities	202,393	(5,634)	4,455	68,770	—	—	269,983	(5,634)

Total assets	744,690	(8,729)	4,014	71,813	22	(9,174)	802,637	(8,908)

Bonds payable (FVO)	31,222	458	(2,814)	24,406	11,447	(5,851)	58,868	746

Total liabilities	31,222	458	(2,814)	24,406	11,447	(5,851)	58,868	746

Derivatives(*5)	34,704	12,273	(531)	(4,721)	(30,484)	(1,933)	9,306	(8,573)
Interest rate-related derivatives	13,495	(2,468)	(196)	6,083	(30,223)	(1,617)	(14,926)	(8,216)
Currency-related derivatives	5,887	2,311	(265)	(279)	(377)	21	7,298	1,502
Equity-related derivatives	10,106	13,426	(74)	(11,799)	116	(338)	11,437	(885)
Bond-related derivatives	3,196	350	—	922	—	—	4,468	350
Commodity- related derivatives	(65)	(10)	5	(0)	—	—	(71)	(0)
Credit-related derivatives	1,379	(1,368)	(0)	90	—	—	102	(1,354)
Other derivatives	704	32	—	260	—	—	997	31

(*1)	Included in Trading income and Other operating income in the consolidated statements of income.
(*2)

Included in Net unrealized gains (losses) on available-for-sale securities and Foreign currency translation adjustments in Other comprehensive income in the consolidated statements of comprehensive income.

(*3)

Transfers into Level 3 from Level 2 resulted from the lack of observable market data due to a decrease in market activity for derivatives. These transfers were made at the beginning of the fiscal year.

(*4)

Transfers into Level 2 from Level 3 for corporate bonds were due principally to changes in the impact of unobservable creditworthiness inputs of private placement bonds guaranteed by MUFG Bank. These transfers were made at the beginning of the fiscal year.

(*5)

Derivative transactions in trading assets and liabilities as well as other assets and liabilities are shown together. Assets or liabilities and gains or losses arising from derivative transactions are presented on a net basis, and net liabilities and losses in the aggregate are presented in minus.

(3)	Description of the fair value valuation process

At MUFG, the middle division establishes policies and procedures for the calculation of fair value and procedures for the use of fair value valuation models, and the front division develops fair value valuation models in accordance with such policies and procedures. The middle division verifies such models, the inputs used and the fair values obtained through calculation to ensure compatibility with the policies and procedures. In addition, based on the results of such verification, the middle division determines appropriate fair value input level classifications. In the event that market prices obtained from third parties are used as fair values, they are verified through appropriate methods such as confirming the valuation techniques and inputs used and comparing them with the fair values of similar financial instruments.

(4)	Description of the sensitivity of the fair value to changes in significant unobservable inputs

Probability of default

Probability of default is an estimate of the likelihood that the default event will occur and MUFG will be unable to collect the contractual amounts. A significant increase (decrease) in the default rate would result in a significant decrease (increase) in a fair value.

Recovery rate and prepayment rate

Recovery rate is the proportion of the total outstanding balance of a bond or loan that is expected to be collected in a liquidation scenario. Prepayment rate represents the proportion of principal that is expected to be paid prematurely in each period on a security or pool of securities. Recovery rate and prepayment rate would affect estimation of future cash flows to a certain extent and changes in these inputs could result in a significant increase or decrease in fair value.

Market-required return on capital

Market-required return on capital is the return on capital expected by the secondary market. A significant increase (decrease) in the market-required return on capital would result in a significant decrease (increase) in a fair value of a financial asset.

Discount factor and liquidity premium

Discount factor and liquidity premium are adjustments to discount rates to reflect uncertainty of cash flows and liquidity of the financial instruments.

When recent prices of similar instruments are unobservable in inactive or less active markets, discount rates are adjusted based on the facts and circumstances of the markets including the availability of quotes and the time since the latest available quotes. A significant increase (decrease) in discount rate would result in a significant decrease (increase) in a fair value.

Volatility

Volatility is a measure of the speed and severity of market price changes and is a key factor in pricing. A significant increase (decrease) in volatility would cause a significant increase (decrease) in the value of an option resulting in the significant increase (decrease) in fair value. The level of volatility generally depends on the tenor of the underlying assets and the strike price or level defined in the contract. Volatilities for certain combinations of tenor and strike price are not observable.

Correlation

Correlation is a measure of the relationship between the movements of two variables (i.e. how the change in one variable influences a change in the other variables). A variety of correlation-related assumptions are required for a wide range of instruments including foreign government and official institution bonds, asset-backed securities, corporate bonds, derivatives and certain other financial instruments. In most cases, correlations used are not observable in the market and must be estimated using historical information. Changes in correlation inputs can have a major impact, favorable or unfavorable, on the value of an instrument, depending on its nature. In addition, the wide range of correlation inputs are primarily due to the complex and unique nature of these instruments. There are many different types of correlation inputs, including cross-asset correlation (such as correlation between interest rate and equity) and same-asset correlation (such as correlation between interest rates). Correlation levels are highly dependent on market conditions and could have a relatively wide range of levels within or across asset classes. For interest rate contracts and foreign exchange contracts, the diversity in the portfolio held by MUFG is reflected in wide ranges of correlation, as the fair values of transactions with a variety of currencies and tenors are determined using several foreign exchange and interest rate curves. For equity derivative contracts, the wide range of correlation between interest rate and equity is primarily due to the large number of correlation pairs with different maturities of contracts.

Term of litigation

Term of litigation is the estimated period until the resolution of a certain litigation matter that relates to an issuer’s restricted shares (“Covered Litigation”) that MUFG purchased, which is referenced in certain swap transactions. These swaps are valued using a discounted cash flow methodology and are dependent upon the final resolution of the Covered Litigation. The settlement timing of the Covered Litigation is not observable in the market, therefore the estimated term is classified as a level 3 input. The restricted shares which MUFG purchased will be convertible to listed shares of the issuer at the end of the Covered Litigation. The restricted shares will be diluted depending upon the settlement amount of the Covered Litigation and the dilution of the restricted shares is accomplished through an adjustment to the conversion rate of the restricted shares. In order to hedge the reduction of the conversion rate, MUFG entered into certain swaps with the seller which references the conversion rate. The value generated by these trades is subject to the ultimate term of the issuer’s litigation, subject to a minimum term referenced within the trade contracts.

(Note 3)

The following table sets forth the amounts of equity securities with no market price and investments in partnerships and others on the consolidated balance sheets. These securities and investments are not included in “Trading assets” or “Securities” in the tables presented under the section captioned “Matters concerning fair value of financial instruments and breakdown by input level”.

	(in millions of yen)
	Amount on consolidated balance sheet
	March 31, 2020	September 30, 2020
Equity securities with no quoted market price available (*1) (*3)	¥264,144	¥263,374
Investments in partnerships and others (*2) (*3)	96,173	118,720

(*1)

Equity securities with no market price include unlisted equity securities, etc. and are not subject to fair value disclosure in accordance with Paragraph 5 of ASBJ Guidance No. 19 “Implementation Guidance on Disclosures about Fair Value of Financial Instruments.”

(*2)

Investments in partnerships and others mainly include silent partnerships and investment partnerships and other partnerships. Their fair values are not subject to fair value disclose in accordance with Paragraph 27 of Guidance for Application of Fair Value Measurement.

(*3)

An impairment loss of ¥3,479 million and ¥4,140 million was recorded on unlisted equity securities and other investments for the fiscal years ended March 31, 2020 and for the six months ended September 30, 2020, respectively.

9.	Securities

In addition to “Securities” on the consolidated balance sheet, the figures in the following tables include negotiable certificates of deposit in “Cash and due from banks,” securitized products in “Monetary claims bought” and others.

I.	Debt securities being held to maturity

	(in millions of yen)
	March 31, 2020
	Amount on consolidated balance sheet	Fair value	Difference
Securities whose fair value exceeds amount on consolidated balance sheet:

Domestic bonds	¥1,100,574	¥1,130,430	¥29,855
Government bonds	1,100,574	1,130,430	29,855
Municipal bonds	—	—	—
Short-term corporate bonds	—	—	—
Corporate bonds	—	—	—
Other securities	804,872	818,864	13,991
Foreign bonds	699,138	712,853	13,715
Other	105,733	106,010	276

Subtotal	¥1,905,446	¥1,949,294	¥43,847

Securities whose fair value does not exceed amount on consolidated balance sheet:

Domestic bonds	¥—	¥—	¥—
Government bonds	—	—	—
Municipal bonds	—	—	—
Short-term corporate bonds	—	—	—
Corporate bonds	—	—	—
Other securities	2,260,334	2,228,600	(31,734)
Foreign bonds	335,697	331,678	(4,018)
Other	1,924,637	1,896,921	(27,715)

Subtotal	¥2,260,334	¥2,228,600	¥(31,734)

Total	¥4,165,781	¥4,177,894	¥12,113

	(in millions of yen)
	September 30, 2020
	Amount on consolidated balance sheet	Fair value	Difference
Securities whose fair value exceeds amount on consolidated balance sheet:

Domestic bonds	¥1,100,510	¥1,127,140	¥26,629
Government bonds	1,100,510	1,127,140	26,629
Municipal bonds	—	—	—
Short-term corporate bonds	—	—	—
Corporate bonds	—	—	—
Other securities	930,045	964,047	34,001
Foreign bonds	868,944	902,793	33,849
Other	61,101	61,254	152

Subtotal	¥2,030,556	¥2,091,187	¥60,631

Securities whose fair value does not exceed amount on consolidated balance sheet:

Domestic bonds	¥—	¥—	¥—
Government bonds	—	—	—
Municipal bonds	—	—	—
Short-term corporate bonds	—	—	—
Corporate bonds	—	—	—
Other securities	1,899,693	1,880,867	(18,825)
Foreign bonds	4,269	4,225	(43)
Other	1,895,423	1,876,641	(18,782)

Subtotal	¥1,899,693	¥1,880,867	¥(18,825)

Total	¥3,930,249	¥3,972,055	¥41,805

II.	Available-for-sale securities

	(in millions of yen)
	March 31, 2020
	Amount on consolidated balance sheet	Acquisition cost	Difference
Securities whose fair value exceeds the acquisition cost:

Domestic equity securities	¥3,836,050	¥1,613,719	¥2,222,330
Domestic bonds	14,149,849	13,943,337	206,512
Government bonds	9,531,967	9,379,770	152,196
Municipal bonds	1,983,720	1,967,441	16,279
Short-term corporate bonds	—	—	—
Corporate bonds	2,634,162	2,596,125	38,036
Other securities	22,853,791	21,920,975	932,815
Foreign equity securities	59,909	47,218	12,690
Foreign bonds	20,773,779	19,974,822	798,956
Other	2,020,101	1,898,933	121,168

Subtotal	¥40,839,691	¥37,478,032	¥3,361,658

Securities whose fair value does not exceed the acquisition cost:

Domestic equity securities	¥305,304	¥387,653	¥(82,349)
Domestic bonds	13,323,256	13,358,391	(35,134)
Government bonds	11,111,080	11,139,365	(28,284)
Municipal bonds	969,099	971,302	(2,202)
Short-term corporate bonds	—	—	—
Corporate bonds	1,243,076	1,247,723	(4,647)
Other securities	7,682,936	8,038,480	(355,543)
Foreign equity securities	19,611	19,630	(19)
Foreign bonds	3,728,683	3,789,495	(60,811)
Other	3,934,641	4,229,354	(294,712)

Subtotal	¥21,311,498	¥21,784,525	¥(473,026)

Total	¥62,151,189	¥59,262,558	¥2,888,631

(Note)	The total difference amount shown in the table above includes ¥24,151 million revaluation gains on securities by application of the fair value hedge accounting method.

	(in millions of yen)
	September 30, 2020
	Amount on consolidated balance sheet	Acquisition cost	Difference
Securities whose fair value exceeds the acquisition cost:

Domestic equity securities	¥4,448,152	¥1,632,286	¥2,815,865
Domestic bonds	24,758,520	24,555,805	202,714
Government bonds	18,877,393	18,727,810	149,583
Municipal bonds	2,574,884	2,558,299	16,585
Short-term corporate bonds	440,057	440,009	48
Corporate bonds	2,866,184	2,829,686	36,498
Other securities	22,586,579	21,798,444	788,135
Foreign equity securities	35,731	25,171	10,560
Foreign bonds	19,908,079	19,273,562	634,516
Other	2,642,768	2,499,711	143,057

Subtotal	¥51,793,253	¥47,986,537	¥3,806,716

Securities whose fair value does not exceed the acquisition cost:

Domestic equity securities	¥237,973	¥306,580	¥(68,607)
Domestic bonds	13,889,246	13,909,029	(19,782)
Government bonds	12,058,935	12,073,228	(14,292)
Municipal bonds	768,621	770,138	(1,517)
Short-term corporate bonds	—	—	—
Corporate bonds	1,061,689	1,065,662	(3,973)
Other securities	5,804,435	5,970,245	(165,810)
Foreign equity securities	35,333	39,297	(3,963)
Foreign bonds	2,647,971	2,657,656	(9,684)
Other	3,121,129	3,273,291	(152,161)

Subtotal	¥19,931,655	¥20,185,855	¥(254,199)

Total	¥71,724,908	¥68,172,392	¥3,552,516

(Note)	The total difference amount shown in the table above includes ¥66,653 million revaluation gains on securities by application of the fair value hedge accounting method.

III.	Securities with impairment losses

Securities other than those held for trading purposes and investments in affiliates (excluding certain equity securities with no quoted market price available and investments in partnerships and others) are subject to write-downs when their fair value significantly declines and it is determined as of the end of the reporting period that it is not probable that the value will recover to the acquisition cost. In such case, the fair value is recorded on the consolidated balance sheet and the difference between the fair value and the acquisition cost is recognized as losses for the reporting period (referred to as “impairment losses”).

Impairment losses on such securities for the fiscal year ended March 31, 2020 were ¥57,525 million consisting of ¥57,267 million on equity securities and ¥258 million on bonds and other securities.

Impairment losses on such securities for the six months ended September 30, 2020 were ¥11,469 million consisting of ¥11,409 million on equity securities and ¥60 million on bonds and other securities.

Whether there is any “significant decline in the fair value” is determined for each category of issuers in accordance with the internal standards for self-assessment of asset quality as provided below:

Bankrupt issuers, virtually bankrupt issuers and likely to become bankrupt issuers:

The fair value is lower than the acquisition cost.

Issuers requiring close watch:

The fair value has declined 30% or more from the acquisition cost.

Normal issuers:

The fair value has declined 50% or more from the acquisition cost.

“Bankrupt issuers” means issuers who have entered into bankruptcy, special liquidation proceedings or similar legal proceedings or whose notes have been dishonored and suspended from processing through clearing houses. “Virtually bankrupt issuers” means issuers who are not legally or formally bankrupt but are regarded as substantially in similar condition. “Likely to become bankrupt issuers” means issuers who are not yet legally or formally bankrupt but deemed to have a high possibility of becoming bankrupt. “Issuers requiring close watch” means issuers who are financially weak and are under close monitoring by our subsidiaries.

“Normal issuers” means issuers other than those who are categorized in the four categories of issuers mentioned above.

10.	Money Held in Trust

I.	Money held in trust being held to maturity

	(in millions of yen)
	March 31, 2020
	(a) Amount on consolidated balance sheet	(b) Fair value	Difference (b) - (a)	Money held in trust with respect to which (b) exceeds (a)	Money held in trust with respect to which (b) does not exceed (a)
Money held in trust being held to maturity	¥42,119	¥42,786	¥667	¥667	¥—

	(in millions of yen)
	September 30, 2020
	(a) Amount on consolidated balance sheet	(b) Fair value	Difference (b) - (a)	Money held in trust with respect to which (b) exceeds (a)	Money held in trust with respect to which (b) does not exceed (a)
Money held in trust being held to maturity	¥42,108	¥42,673	¥564	¥564	¥—

(Note)    “Money held in trust with respect to which (b) exceeds (a)” and “Money held in trust with respect to which (b) does not exceed (a)” show the breakdown of “Difference (b) - (a)”.

II. Money held in trust not for trading purposes or being held to maturity

	(in millions of yen)
	March 31, 2020
	(a) Amount on consolidated balance sheet	(b) Acquisition cost	Difference (a) - (b)	Money held in trust with respect to which (a) exceeds (b)	Money held in trust with respect to which (a) does not exceed (b)
Money held in trust not for trading purposes or being held to maturity	¥940,092	¥920,684	¥19,408	¥19,490	¥81

	(in millions of yen)
	September 30, 2020
	(a) Amount on consolidated balance sheet	(b) Acquisition cost	Difference (a) - (b)	Money held in trust with respect to which (a) exceeds (b)	Money held in trust with respect to which (a) does not exceed (b)
Money held in trust not for trading purposes or being held to maturity	¥1,016,810	¥1,028,177	¥(11,366)	¥314	¥11,681

(Note)	“Money held in trust with respect to which (a) exceeds (b)” and “Money held in trust with respect to which (a) does not exceed (b)” show the breakdown of “Difference (a) - (b)”.

11.	Net Unrealized Gains (Losses) on Available-for-Sale Securities

Net unrealized gains (losses) on available-for-sale securities as of the dates indicated consisted of the following :

As of March 31, 2020

(in millions of yen)
Net unrealized gains (losses)	¥2,864,689
Available-for-sale securities	2,856,613
Money held in trust not for trading purpose or being held to maturity	19,408
Reclassification from “Available-for-sale securities” to “Debt securities being held to maturity”	(11,331)
Deferred tax liabilities	(810,206)
Net unrealized gains (losses) on available-for-sale securities, net of deferred tax liabilities (before adjustments for non-controlling interests)	2,054,483
Non-controlling interests	(5,699)
MUFG’s ownership share in equity method investees’ unrealized gains (losses) on available-for-sale securities	17,578

Total	¥2,066,363

(Notes)

1.

“Net unrealized gains (losses)” shown in the above table excludes ¥24,151 million of revaluation gains on securities as a result of application of the fair value hedge accounting method, which are recorded in current earnings.

2.

“Net unrealized gains (losses)” shown in the above table includes ¥2,017 million of unrealized losses on available-for-sale securities in investment limited partnerships and ¥5,849 million of unrealized losses as a result of foreign exchange adjustments related to available-for-sale securities denominated in foreign currencies that are included in equity securities with no quoted market price available.

As of September 30, 2020

(in millions of yen)
Net unrealized gains (losses)	¥3,463,493
Available-for-sale securities	3,484,243
Money held in trust not for trading purpose or being held to maturity	(11,366)
Reclassification from “Available-for-sale securities” to “Debt securities being held to maturity”	(9,382)
Deferred tax liabilities	(993,599)
Net unrealized gains (losses) on available-for-sale securities, net of deferred tax liabilities (before adjustments for non-controlling interests)	2,469,894
Non-controlling interests	(6,712)
MUFG’s ownership share in equity method investees’ unrealized gains (losses) on available-for-sale securities	59,746

Total	¥2,522,928

(Notes)

1.

“Net unrealized gains (losses)” shown in the above table excludes ¥66,653 million of revaluation gains on securities as a result of application of the fair value hedge accounting method, which are recorded in current earnings.

2.

“Net unrealized gains (losses)” shown in the above table includes ¥1,429 million of unrealized losses on available-for-sale securities in investment limited partnerships and ¥191 million of unrealized losses as a result of foreign exchange adjustments related to available-for-sale securities denominated in foreign currencies that are included in equity securities with no quoted market price available.

12.	Derivatives

Derivatives to which hedge accounting is not applied

With respect to derivatives to which hedge accounting is not applied, the contract amounts or notional principal amounts and the fair values and related valuation gains (losses) as of the end of the reporting period by transaction type were as follows. The contract and other amounts do not represent the market risk exposures associated with the relevant derivatives.

I.	Interest rate-related derivatives

		(in millions of yen)
		March 31, 2020
		Contract amount		Fair value	Valuation gains (losses)
		Total	Over one year
Transactions listed on exchanges:
Interest rate futures	Sold	¥4,651,773	¥2,822,450	¥109	¥109
	Bought	8,506,132	601,427	24,657	24,657
Interest rate options	Sold	14,164,717	110,285	(68,691)	(57,447)
	Bought	9,221,550	261,673	7,685	207
Over-the-counter (“OTC”) transactions:
Forward rate agreements	Sold	75,604,766	3,595,823	562	562
	Bought	75,469,023	4,795,545	(1,216)	(1,216)
Interest rate swaps	Receivable fixed rate/ Payable floating rate	528,401,335	424,542,648	9,412,570	9,412,570
	Receivable floating rate/ Payable fixed rate	528,523,549	422,201,385	(8,557,900)	(8,557,900)
	Receivable floating rate/ Payable floating rate	109,473,963	89,351,910	32,383	32,383
	Receivable fixed rate/ Payable fixed rate	1,083,105	1,009,764	14,167	14,167
Interest rate swaptions	Sold	27,415,750	15,425,266	(398,638)	(124,880)
	Bought	26,050,121	13,583,799	314,202	124,343
Other	Sold	4,102,246	3,408,205	(32,625)	1,081
	Bought	4,623,839	3,774,356	43,708	(962)

Total		—	—	¥790,973	¥867,675

(Note)

The transactions above are stated at fair value and the related valuation gains (losses) are reported in the consolidated statements of income.

		(in millions of yen)
		September 30, 2020
		Contract amount		Fair value	Valuation gains (losses)
		Total	Over one year
Transactions listed on exchanges:
Interest rate futures	Sold	¥5,442,822	¥3,168,973	¥(2,959)	¥(2,959)
	Bought	3,019,336	981,287	2,636	2,636
Interest rate options	Sold	3,419,157	113,434	(24,205)	(21,233)
	Bought	2,196,603	391,454	10,383	7,579
OTC transactions:
Forward rate agreements	Sold	90,318,127	7,151,273	760	760
	Bought	91,173,526	7,699,158	(1,350)	(1,350)
Interest rate swaps	Receivable fixed rate/ Payable floating rate	513,521,652	402,367,457	8,994,934	8,994,934
	Receivable floating rate/ Payable fixed rate	509,784,154	399,528,883	(8,054,150)	(8,054,150)
	Receivable floating rate/ Payable floating rate	108,908,566	88,024,295	38,743	38,743
	Receivable fixed rate/ Payable fixed rate	1,145,786	1,034,864	13,630	13,630
Interest rate swaptions	Sold	26,484,477	16,769,779	(668,923)	(458,971)
	Bought	24,142,310	14,308,461	607,332	480,026
Other	Sold	4,246,874	3,691,225	(36,782)	(1,971)
	Bought	4,900,681	3,960,725	49,059	3,839

Total		—	—	¥929,109	¥1,001,513

(Note)

The transactions above are stated at fair value and the related valuation gains (losses) are reported in the consolidated statements of income.

II.	Currency-related derivatives

		(in millions of yen)
		March 31, 2020
		Contract amount		Fair value	Valuation gains (losses)
		Total	Over one year
Transactions listed on exchanges:
Currency futures	Sold	¥139,153	¥749	¥329	¥329
	Bought	331,998	66,653	(2,151)	(2,151)
OTC transactions:
Currency swaps		60,913,145	47,162,021	(94,008)	(94,008)
Forward contracts on foreign exchange		132,601,713	7,837,251	119,987	119,987
Currency options	Sold	10,312,699	3,254,772	(77,381)	40,234
	Bought	9,183,680	2,731,967	74,772	(31,390)

Total		—	—	¥21,546	¥32,999

(Note)

The transactions above are stated at fair value and the related valuation gains (losses) are reported in the consolidated statements of income.

		(in millions of yen)
		September 30, 2020
		Contract amount		Fair value	Valuation gains (losses)
		Total	Over one year
Transactions listed on exchanges:
Currency futures	Sold	¥80,611	¥470	¥(455)	¥(455)
	Bought	273,031	51,812	71	71
OTC transactions:
Currency swaps		59,529,303	45,904,439	451	451
Forward contracts on foreign exchange		122,967,186	8,311,382	46,836	46,836
Currency options	Sold	9,008,436	2,900,440	(26,314)	70,005
	Bought	7,894,226	2,447,711	21,738	(66,226)

Total		—	—	¥42,328	¥50,683

(Note)

The transactions above are stated at fair value and the related valuation gains (losses) are reported in the consolidated statements of income.

III. Equity-related derivatives

		(in millions of yen)
		March 31, 2020
		Contract amount		Fair value	Valuation gains (losses)
		Total	Over one year
Transactions listed on exchanges:
Stock index futures	Sold	¥491,445	¥23,303	¥(2,662)	¥(2,662)
	Bought	793,400	25,989	29,717	29,717
Stock index options	Sold	1,271,970	493,448	(97,556)	(10,511)
	Bought	887,241	304,209	67,871	12,501
OTC transactions:
OTC securities option transactions	Sold	377,029	135,085	(60,235)	(39,518)
	Bought	590,605	447,542	60,066	52,361
OTC securities index swap transactions	Receivable index volatility/ Payable interest rate	367,403	156,990	(20,219)	(20,219)
	Receivable interest rate/ Payable index volatility	2,404,304	483,343	120,761	120,761
Forward transactions in OTC securities indexes	Sold	1,119	—	20	20
	Bought	42,997	4,154	(9,012)	(9,012)

Total		—	—	¥88,751	¥133,439

(Note)

The transactions above are stated at fair value and the related valuation gains (losses) are reported in the consolidated statements of income.

		(in millions of yen)
		September 30, 2020
		Contract amount		Fair value	Valuation gains (losses)
		Total	Over one year
Transactions listed on exchanges:
Stock index futures	Sold	¥177,341	¥20,821	¥(3,685)	¥(3,685)
	Bought	327,875	43,020	9,423	9,423
Stock index options	Sold	1,073,560	502,002	(87,816)	(2,801)
	Bought	703,068	339,285	50,592	2,989
OTC transactions:
OTC securities option transactions	Sold	379,406	139,394	(68,378)	(47,237)
	Bought	686,812	428,680	79,949	71,260
OTC securities index swap transactions	Receivable index volatility/ Payable interest rate	523,172	136,621	(7,089)	(7,089)
	Receivable interest rate/ Payable index volatility	2,063,239	367,696	61,624	61,624
Forward transactions in OTC securities indexes	Sold	—	—	—	—
	Bought	70,240	2,508	452	452

Total		—	—	¥35,072	¥84,936

(Note)

The transactions above are stated at fair value and the related valuation gains (losses) are reported in the consolidated statements of income.

IV.	Bond-related derivatives

		(in millions of yen)
		March 31, 2020
		Contract amount		Fair value	Valuation gains (losses)
		Total	Over one year
Transactions listed on exchanges:
Bond futures	Sold	¥1,460,829	¥—	¥(19,125)	¥(19,125)
	Bought	995,142	—	20,969	20,969
Bond futures options	Sold	936,005	—	(13,380)	(9,442)
	Bought	743,817	—	10,336	5,033
OTC transactions:
Bond OTC options	Sold	217,595	—	(1,209)	274
	Bought	217,595	—	1,062	(441)
Bond forward contracts	Sold	1,747,801	—	(15,388)	(15,388)
	Bought	1,493,983	—	18,680	18,680
Bond OTC swaps	Receivable fixed rate/ Payable variable rate	—	—	—	—
	Receivable variable rate/ Payable fixed rate	—	—	—	—
	Receivable variable rate/ Payable variable rate	350,472	350,472	(7,962)	(7,962)
	Receivable fixed rate/ Payable fixed rate	6,700	6,700	955	955
Total return swaps	Sold	—	—	—	—
	Bought	122,814	122,814	6,838	6,838

Total		—	—	¥1,776	¥390

(Note)

The transactions above are stated at fair value and the related valuation gains (losses) are reported in the consolidated statements of income.

		(in millions of yen)
		September 30, 2020
		Contract amount		Fair value	Valuation gains (losses)
		Total	Over one year
Transactions listed on exchanges:
Bond futures	Sold	¥1,908,757	¥—	¥(3,869)	¥(3,869)
	Bought	729,365	—	616	616
Bond futures options	Sold	693,265	—	(927)	717
	Bought	2,163,214	—	5,547	(3,248)
OTC transactions:
Bond OTC options	Sold	162,980	—	(309)	90
	Bought	190,167	—	529	40
Bond forward contracts	Sold	1,337,759	—	(2,575)	(2,575)
	Bought	2,245,930	—	6,350	6,350
Bond OTC swaps	Receivable fixed rate/ Payable variable rate	7,000	7,000	1,127	1,127
	Receivable variable rate/ Payable fixed rate	—	—	—	—
	Receivable variable rate/ Payable variable rate	343,377	343,377	(14,777)	(14,777)
	Receivable fixed rate/ Payable fixed rate	6,700	6,700	856	856
Total return swaps	Sold	—	—	—	—
	Bought	163,645	137,453	2,338	2,338

Total		—	—	¥(5,093)	¥(12,334)

(Note)

The transactions above are stated at fair value and the related valuation gains (losses) are reported in the consolidated statements of income.

V.	Commodity-related derivatives

		(in millions of yen)
		March 31, 2020
		Contract amount		Fair value	Valuation gains (losses)
		Total	Over one year
OTC transactions:
Commodity swaps	Receivable index volatility/ Payable interest rate	¥58,963	¥58,940	¥(26,337)	¥(26,337)
	Receivable interest rate/ Payable index volatility	58,963	58,940	26,337	26,337
Commodity options	Sold	573	338	(78)	(32)
	Bought	474	238	12	(26)

Total		—	—	¥(65)	¥(59)

(Notes)

1.  The transactions above are stated at fair value and the related valuation gains (losses) are reported in the consolidated statements of income.

2.  The commodities are mainly those related to oil and other commodities.

		(in millions of yen)
		September 30, 2020
		Contract amount		Fair value	Valuation gains (losses)
		Total	Over one year
OTC transactions:
Commodity swaps	Receivable index volatility/ Payable interest rate	¥58,243	¥58,193	¥(30,538)	¥(30,538)
	Receivable interest rate/ Payable index volatility	58,243	58,193	30,538	30,538
Commodity options	Sold	334	139	(76)	(25)
	Bought	234	40	5	(27)

Total		—	—	¥(71)	¥(53)

(Notes)

1.	The transactions above are stated at fair value and the related valuation gains (losses) are reported in the consolidated statements of income.
2.	The commodities are mainly those related to oil and other commodities.

VI.	Credit-related derivatives

		(in millions of yen)
		March 31, 2020
		Contract amount		Fair value	Valuation gains (losses)
		Total	Over one year
OTC transactions:
Credit default options	Sold	¥3,931,729	¥3,483,417	¥68,879	¥68,879
	Bought	4,659,968	4,110,183	(50,556)	(50,556)

Total		—	—	¥18,322	¥18,322

(Notes)

1.	The transactions above are stated at fair value and the related valuation gains (losses) are reported in the consolidated statements of income.
2.	“Sold” refers to transactions where the credit risk is assumed, and “Bought” refers to transactions where the credit risk is transferred.

		(in millions of yen)
		September 30, 2020
		Contract amount		Fair value	Valuation gains (losses)
		Total	Over one year
OTC transactions:
Credit default options	Sold	¥4,830,760	¥4,271,115	¥44,723	¥44,723
	Bought	5,615,327	4,983,445	(45,084)	(45,084)

Total		—	—	¥(361)	¥(361)

(Notes)

1.	The transactions above are stated at fair value and the related valuation gains (losses) are reported in the consolidated statements of income.
2.	“Sold” refers to transactions where the credit risk is assumed, and “Bought” refers to transactions where the credit risk is transferred.

VII.	Other derivatives

		(in millions of yen)
		March 31, 2020
		Contract amount		Fair value	Valuation gains (losses)
		Total	Over one year
OTC transactions:
Earthquake derivatives	Sold	¥28,000	¥21,000	¥(405)	¥600
	Bought	28,637	11,319	1,037	(778)
Other	Sold	—	—	—	—
	Bought	5,139	5,139	71	71

Total		—	—	¥704	¥(106)

(Note)

The transactions above are stated at fair value and the related valuation gains (losses) are reported in the consolidated statements of income.

		(in millions of yen)
		September 30, 2020
		Contract amount		Fair value	Valuation gains (losses)
		Total	Over one year
OTC transactions:
Earthquake derivatives	Sold	¥28,000	¥18,000	¥(304)	¥346
	Bought	28,993	18,319	1,302	(559)
Other	Sold	—	—	—	—
	Bought	4,996	3,144	—	—

Total		—	—	¥997	¥(212)

(Note)

The transactions above are stated at fair value and the related valuation gains (losses) are reported in the consolidated statements of income.

13.	Stock Options

Amount of, and income statement line-item for, expenses relating to stock options

	(in millions of yen)
	For the six months ended September 30,
	2019	2020
General and administrative expenses	¥4,428	¥4,521

14.	Segment Information

I.	Business segment information

(1)	Summary of reporting segments

MUFG’s reporting segments are business units of MUFG which its Executive Committee, the decision-making body for the execution of its business operations, regularly reviews to make decisions regarding allocation of management resources and evaluate performance.

MUFG makes and executes unified group-wide strategies based on customer characteristics and the nature of business.

Accordingly, MUFG has adopted customer-based and business-based segmentation, which consists of the following reporting segments: Retail & Commercial Banking Business Group, Japanese Corporate & Investment Banking Business Group, Global Corporate & Investment Banking Business Group, Global Commercial Banking Business Group, Asset Management & Investor Services Business Group, Global Markets Business Group and Other.

Retail & Commercial Banking Business Group:	Providing services relating to finance, real estate and stock transfers to Japanese individual and small to medium sized corporate customers

Japanese Corporate & Investment Banking Business Group:	Providing services relating to finance, real estate and stock transfers to large Japanese corporate customers

Global Corporate & Investment Banking Business Group:	Providing financial services to large non-Japanese corporate customers

Global Commercial Banking Business Group:	Providing financial services to individual and small to medium sized corporate customers of overseas commercial bank investees of MUFG

Asset Management & Investor Services Business Group:	Providing asset management and administration services to domestic and overseas investor and asset manager customers

Global Markets Business Group:	Providing services relating to foreign currency exchange, funds and investment securities to customers, as well as conducting market transactions and managing liquidity and cash for MUFG

Other:	Other than the businesses mentioned above

(2)	Methods of calculation of net revenue and operating profit (loss) for each reporting segment

The accounting methods applied to the reported business segments, except the scope of consolidation, are generally consistent with the methods described in “Significant Accounting Policies Applied to the Semi-Annual Consolidated Financial Statements”. The scope of consolidation includes MUFG’s major subsidiaries. The reported figures are generally prepared based on internal managerial accounting rules before elimination of inter-segment transactions and other consolidation adjustments. Net revenues and operating expenses attributable to multiple segments are reported in accordance with internal managerial accounting rules generally calculated based on market value.

(a)	Changes in the method of calculation of operating profit (loss) of each reporting segment

From the six months ended September 30, 2020, MUFG has changed the method of allocation of net revenue and operating expenses among reporting segments and has accordingly changed the method of calculation of operating profit (loss) of each reporting segment.

The business segment information for the six months ended September 30, 2019 has been restated based on the new calculation method.

As described in “Additional Information” under “Changes in Accounting Policies” above, ASBJ Statement No. 30, “Accounting Standard for Fair Value Measurement” and ASBJ Guidance No. 31, “Implementation Guidance on Accounting Standard for Fair Value Measurement” have been applied since the end of the previous fiscal year. Accordingly, the business segment information for the six months ended September 30, 2019 reflects the retroactive application of the new accounting standard, etc.

(3)	Information on net revenue and operating profit (loss) for each reporting segment

For the six months ended September 30, 2019

	(in millions of yen)
	For the six months ended September 30, 2019
	Retail & Commercial Banking Business Group	Japanese Corporate & Investment Banking Business Group	Global Corporate & Investment Banking Business Group	Global Commercial Banking Business Group	Asset Management & Investor Services Business Group	Total of Customer Business	Global Markets Business Group	Other	Total
Net revenue	¥723,896	¥276,209	¥199,595	¥366,487	¥101,289	¥1,667,479	¥336,133	¥2,148	¥2,005,761
BK and TB combined	345,131	210,032	137,236	(759)	45,560	737,201	239,383	35,043	1,011,628
Net interest income	225,478	92,360	59,472	141	779	378,232	71,829	40,581	490,643
Net non-interest income	119,653	117,672	77,763	(900)	44,781	358,969	167,554	(5,538)	520,984
Other than BK and TB combined	378,765	66,176	62,358	367,247	55,729	930,277	96,750	(32,894)	994,133
Operating expenses	590,406	160,198	126,810	270,760	65,316	1,213,491	113,298	60,624	1,387,414

Operating profit (loss)	¥133,489	¥116,011	¥72,785	¥95,727	¥35,973	¥453,987	¥222,835	¥(58,475)	¥618,346

(Notes)

1.	“BK” refers to MUFG Bank, Ltd. and “TB” refers to Mitsubishi UFJ Trust and Banking Corporation.
2.	“Net revenue” in the above table is used in lieu of net sales generally used by Japanese non-financial companies.
3.	“Net revenue” includes net interest income, trust fees, net fees and commissions, net trading profit, and net other operating profit.
4.	“Operating expenses” includes personnel expenses and premise expenses.
5.	Assets and liabilities of each reporting segment are not reported since MUFG does not allocate assets and liabilities among the segments for internal management purposes.

For the six months ended September 30, 2020

	(in millions of yen)
	For the six months ended September 30, 2020
	Retail & Commercial Banking Business Group	Japanese Corporate & Investment Banking Business Group	Global Corporate & Investment Banking Business Group	Global Commercial Banking Business Group	Asset Management & Investor Services Business Group	Total of Customer Business	Global Markets Business Group	Other	Total
Net revenue	¥662,714	¥249,752	¥197,541	¥415,291	¥138,133	¥1,663,432	¥461,721	¥4,090	¥2,129,244
BK and TB combined	304,894	198,347	117,614	372	46,788	668,016	343,573	37,990	1,049,580
Net interest income	203,637	79,361	57,892	498	2,167	343,557	103,433	44,232	491,223
Net non-interest income	101,256	118,986	59,721	(125)	44,620	324,458	240,140	(6,241)	558,357
Other than BK and TB combined	357,819	51,404	79,927	414,918	91,345	995,416	118,147	(33,900)	1,079,663
Operating expenses	553,583	152,492	131,849	264,262	101,486	1,203,675	112,479	77,734	1,393,889

Operating profit (loss)	¥109,130	¥97,259	¥65,691	¥151,028	¥36,646	¥459,756	¥349,241	¥(73,643)	¥735,354

(Notes)

1.	“Net revenue” in the above table is used in lieu of net sales generally used by Japanese non-financial companies.
2.	“Net revenue” includes net interest income, trust fees, net fees and commissions, net trading profit, and net other operating profit.
3.	“Operating expenses” includes personnel expenses and premise expenses.
4.	Assets and liabilities of each reporting segment are not reported since MUFG does not allocate assets and liabilities among the segments for internal management purposes.

(4)	Reconciliation of the total operating profit in each of the above tables to the ordinary profit in the consolidated statement of income for the corresponding six-months period

	(in millions of yen)
	For the six months ended September 30,
	2019	2020
Total operating profit of reporting segments	¥618,346	¥735,354
Operating profit of consolidated subsidiaries excluded from reporting segments	7,542	171
Provision for general allowance for credit losses	(24,067)	(78,662)
Credit related expenses	(43,362)	(210,658)
Gains on reversal of reserve for contingent losses included in credit costs	5,232	—
Gains on loans written-off	44,103	30,894
Net gains on equity securities and other securities	17,722	24,281
Equity in earnings of equity method investees	149,612	153,190
Others	15,943	(64,317)

Ordinary profit in the consolidated statement of income	¥791,072	¥590,254

(Note)

As described in “Additional Information” under “Changes in Accounting Policies” above, ASBJ Statement No. 30, “Accounting Standard for Fair Value Measurement” and ASBJ Guidance No. 31, “Implementation Guidance on Accounting Standard for Fair Value Measurement” have been applied since the end of the previous fiscal year. Accordingly, the reconciliation for the six months ended September 30, 2019 reflects the retroactive application of the new accounting standard, etc.

II.	Related information

For the six months ended September 30, 2019

(1)	Information by type of service

Omitted because it is similar to the above-explained reporting segment information.

(2)	Geographical information

(a)	Ordinary income

(in millions of yen)
For the six months ended September 30, 2019
Japan	United States	Europe/Middle East	Asia/Oceania	Others	Total
¥1,843,477	¥728,050	¥238,215	¥682,872	¥88,601	¥3,581,216

(Notes)

1.	Ordinary income is used in lieu of net sales generally used by Japanese non-financial companies.
2.	Ordinary income is categorized by either country or region based on the location of MUFG’s operating offices.
3.

As described in “Additional Information” under “Changes in Accounting Policies” above, ASBJ Statement No. 30, “Accounting Standard for Fair Value Measurement” and ASBJ Guidance No. 31, “Implementation Guidance on Accounting Standard for Fair Value Measurement” have been applied since the end of the previous fiscal year. Accordingly, ordinary income for the six months ended September 30, 2019 reflects the retroactive application of the new accounting standard, etc.

(b)	Tangible fixed assets

(in millions of yen)
September 30, 2019
Japan	United States	Others	Total
¥1,078,498	¥105,612	¥153,608	¥1,337,719

(3)	Information by major customer

None.

For the six months ended September 30, 2020

(1)	Information by type of service

Omitted because it is similar to the above-explained reporting segment information.

(2)	Geographical information

(a)	Ordinary income

(in millions of yen)
For the six months ended September 30, 2020
Japan	United States	Europe/Middle East	Asia/Oceania	Others	Total
¥1,671,666	¥576,074	¥195,114	¥626,462	¥69,937	¥3,139,256

(Notes)

1.	Ordinary income is used in lieu of net sales generally used by Japanese non-financial companies.
2.	Ordinary income is categorized by either country or region based on the location of MUFG’s operating offices.

(b)	Tangible fixed assets

(in millions of yen)
September 30, 2020
Japan	United States	Others	Total
¥1,057,162	¥101,293	¥150,329	¥1,308,784

(3)	Information by major customer

None.

III.	Information on impairment losses on long-lived assets by reporting segment

Impairment losses on long-lived assets are not allocated among the reporting segments. Total impairment losses on long-lived assets for the six months ended September 30, 2019 and 2020 were ¥16,609 million and ¥17,489 million, respectively.

IV.	Information on amortization and unamortized balance of goodwill by reporting segment

For the six months ended September 30, 2019

	(in millions of yen)
	For the six months ended September 30, 2019
	Retail & Commercial Banking Business Group	Japanese Corporate & Investment Banking Business Group	Global Corporate & Investment Banking Business Group	Global Commercial Banking Business Group	Asset Management & Investor Services Business Group	Total of Customer Business	Global Markets Business Group	Other	Total
Amortization	¥87	¥22	¥905	¥9,955	¥625	¥11,596	¥—	¥—	¥11,596
Unamortized balance at period end	1,313	498	21,832	407,401	264,417	695,463	—	—	695,463

(Note)

From the six months ended September 30, 2020, a portion of the goodwill previously allocated to MUFG Americas Holdings Corporation has been reallocated to the Global Corporate & Investment Banking Business Group from the Global Commercial Banking Business Group. Accordingly, the amortization and unamortized balance of goodwill as of and for the six months ended September 30, 2019 has been restated to reflect the reallocation.

For the six months ended September 30, 2020

	(in millions of yen)
	For the six months ended September 30, 2020
	Retail & Commercial Banking Business Group	Japanese Corporate & Investment Banking Business Group	Global Corporate & Investment Banking Business Group	Global Commercial Banking Business Group	Asset Management & Investor Services Business Group	Total of Customer Business	Global Markets Business Group	Other	Total
Amortization	¥87	¥22	¥1,512	¥1,395	¥5,191	¥8,209	¥—	¥—	¥8,209
Unamortized balance at period end	1,138	454	42,299	34,608	194,386	272,886	—	—	272,886

V.	Information on gains on negative goodwill by reporting segment

None.

15.	Business Combinations

None.

16.	Per Share Information

I.	Total equity per common share and the bases for the calculation for the periods indicated were as follows:

	(in yen)
	March 31, 2020	September 30, 2020
Total equity per common share	¥1,245.33	¥1,281.22

	(in millions of yen)
	March 31, 2020	September 30, 2020
Total equity	¥16,855,738	¥17,322,460
Deductions from total equity:
Subscription rights to shares	59	—
Non-controlling interests	864,844	865,586

Total deductions	864,904	865,586

Total equity attributable to common shares	¥15,990,834	¥16,456,873

	(in thousands)
	March 31, 2020	September 30, 2020
Number of common shares at period end used for the calculation of total equity per common share	12,840,631	12,844,655

II. Basic earnings per common share and diluted earnings per common share and the bases for the calculation for the periods indicated were as follows:

	(in yen)
	For the six months ended September 30,
	2019	2020
Basic earnings per common share	¥46.96	¥31.21
Diluted earnings per common share	46.85	31.10

	(in millions of yen)
	For the six months ended September 30,
	2019	2020
Profits attributable to owners of parent	¥606,964	¥400,826
Profits not attributable to common shareholders	—	—

Profits attributable to common shareholders of parent	¥606,964	¥400,826

	(in millions of yen)
	For the six months ended September 30,
	2019	2020
Adjustments to profits attributable to owners of parent	¥(1,390)	¥(1,316)
Adjustments related to dilutive shares of consolidated subsidiaries and others	(1,390)	(1,316)

	(in thousands)
	For the six months ended September 30,
	2019	2020
Average number of common shares during the periods	12,923,836	12,842,231
Increase in common shares	166	—
Subscription rights to shares	166	—

For the six months ended September 30,
	2019	2020
Description of antidilutive securities which were not included in the calculation of diluted earnings per common share	Share subscription rights issued by equity method affiliates:	Share subscription rights issued by equity method affiliates:
	Morgan Stanley	Morgan Stanley
	Stock options and others — 3 million units as of June 30, 2019	Stock options and others — 10 million units as of June 30, 2020

(Note)

As described in “Additional Information” under “Changes in Accounting Policies” above, ASBJ Statement No. 30, “Accounting Standard for Fair Value Measurement” and ASBJ Guidance No. 31, “Implementation Guidance on Accounting Standard for Fair Value Measurement” have been applied since the end of the previous fiscal year. Accordingly, the per share information for the six months ended September 30, 2019 reflects the retroactive application of the new accounting standard, etc.

III.

The shares of MUFG common stock remaining in the BIP trust, which were included in the treasury stock as part of shareholders’ equity, were deducted from the average number of common shares for each reporting period used for the calculation of earnings per common share and from the number of common shares as of the end of each reporting period used for the calculation of total equity per common share. The average number of such treasury stock deducted from the calculation of earnings per common share for the six months ended September 30, 2019 and 2020 was 33,646 thousand shares and 29,460 thousand shares, respectively, and the number of such treasury stock deducted from the calculation of total equity per common share as of March 31, 2020 and September 30, 2020 was 31,064 thousand shares and 27,031 thousand shares, respectively.

17.	Subsequent Events

(Acquisition of Aviation Finance Lending Division from DVB Bank)

On November 18, 2019, the Bank acquired from DVB Bank SE in Germany (“DVB”) its aviation finance lending portfolio, employees and other parts of the operating infrastructure based on an agreement among DVB, the Bank and BOT Lease Co., Ltd. (“BOT Lease”), an equity method affiliate of both MUFG and the Bank. The Bank and BOT Lease originally planned and sought to complete the acquisition of DVB’s aviation finance lending-related businesses. However, the approval of the relevant authorities in each country was not fully obtained, making it difficult to complete the acquisition in the form originally planned. As a result, the planned transaction through which DVB’s aviation investment management and asset management businesses were to be transferred to a newly established subsidiary of BOT Lease was cancelled.

Following the cancellation of the planned transaction, the amounts of acquisition cost and goodwill relating to the completed acquisition, which were calculated on a preliminary basis as of March 31, 2020 pending post-acquisition price adjustments, have been determined as follows. The impact of the cancellation of the planned transaction on the consolidated financial statements is not material.

I.	Acquisition cost relating to the acquisition and components thereof

Consideration for the acquired business	Cash	¥555,770 million
Acquisition cost		¥555,770 million

II.	Amount of goodwill recorded

¥23,390 million